UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                   FORM 11-K



(Mark One)



[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934



For the fiscal year ended December 31, 2006


OR


[ ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
     ACT OF 1934



For the transition period from               to
                               --------------  ---------------



                          Commission file number 1-8712



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



                        BOWATER INCORPORATED SAVINGS PLAN




B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                              BOWATER INCORPORATED

                                 P. O. Box 1028

                             55 East Camperdown Way

                              Greenville, SC 29602

REQUIRED INFORMATION




     1.   Report of Independent Registered Public Accounting Firm


     2. Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005


     3. Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2006 and 2005


     4.   Notes to Financial Statements


     5. Supplemental Schedule - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)


     6.   Exhibits:


          a.   Exhibit 23 - Consent of Independent  Registered Public Accounting
               Firm



SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               BOWATER INCORPORATED SAVINGS PLAN

                                                                  (Name of Plan)


                                              /s/ Aaron B. Whitlock
                                              ----------------------------------
Date:  June 29, 2007                          Aaron B. Whitlock
                                              Director, Human Resources
                                              Bowater Incorporated
                                              (Plan Administrator)

                        BOWATER INCORPORATED SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2006 and 2005

     (With Report of Independent Registered Public Accounting Firm Thereon)

                        BOWATER INCORPORATED SAVINGS PLAN


                                      Index




                                                                       Page

Report of Independent Registered Public Accounting Firm                  1

Financial Statements:

     Statements of Net Assets Available for Benefits as of
         December 31, 2006 and 2005                                      2

     Statements of Changes in Net Assets Available for Benefits
         for the years ended December 31, 2006 and 2005                  3

Notes to Financial Statements                                            4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) -
December 31, 2006                                                       10

Exhibits

Consent of Independent Registered Public Accounting Firm        Exhibit 23





Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

             Report of Independent Registered Public Accounting Firm



The Board of Directors
Bowater Incorporated

We have audited the accompanying statements of net assets available for benefits of the Bowater Incorporated Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bowater Incorporated Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans, as of December 31, 2006 and 2005.



/s/ KPMG LLP
Greenville, South Carolina
June 29, 2007

                        BOWATER INCORPORATED SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2006 and 2005





------------------------------------------------------------------------------------------------------
                                                                2006                       2005
------------------------------------------------------------------------------------------------------

ASSETS
      Investments (at fair value):
       Mutual funds                               $        163,971,833         $        152,886,272
       Bowater common stock                                 23,347,063                   36,833,371
       Participant notes receivable                          7,792,673                    8,203,758
       Interest-bearing cash                                 6,132,408                    2,111,167
       Fixed income fund                                   158,943,746                  165,507,159
------------------------------------------------------------------------------------------------------
                                                           360,187,723                  365,541,727

      Receivables:
           Employer's contribution                                -                         410,878
           Other                                               748,377                      453,611
------------------------------------------------------------------------------------------------------
                                                               748,377                      864,489

      Cash                                                     108,605                      662,259

------------------------------------------------------------------------------------------------------
      Total assets                                         361,044,705                  367,068,475

LIABILITIES
       Accounts payable                                         46,825                       52,647
       Other                                                   850,535                      275,902
------------------------------------------------------------------------------------------------------
       Total liabilities                                       897,360                      328,549

Net assets available for benefits at fair value    $       360,147,345         $        366,739,926

       Adjust fully benefit-responsive investment
         contracts in the Fixed Income
         Fund from fair value to contract
         value                                               1,820,114                    1,883,993
------------------------------------------------------------------------------------------------------

Net assets available for benefits                  $       361,967,459         $        368,623,919
------------------------------------------------------------------------------------------------------


                                 See accompanying notes to financial statements.

                        BOWATER INCORPORATED SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2006 and 2005





------------------------------------------------------------------------------------------------------------------------------------
                                                                                           2006                          2005
------------------------------------------------------------------------------------------------------------------------------------


Additions (reductions) to net assets attributed to:
   Investment income:
      Net depreciation in fair value of investments                     $            (4,351,868)          $             (7,181,782)
      Interest and dividends                                                         23,400,041                         13,817,413
------------------------------------------------------------------------------------------------------------------------------------
   Net investment income                                                             19,048,173                          6,635,631
   Contributions:
      Employer's                                                                      5,264,530                          7,245,563
      Participants'                                                                  16,634,851                         16,227,628
      Rollovers                                                                         187,621                            622,312
-----------------------------------------------------------------------------------------------------------------------------------
   Total contributions                                                               22,087,002                         24,095,503
------------------------------------------------------------------------------------------------------------------------------------
Total additions                                                                      41,135,175                         30,731,134
Deductions from net assets attributed to:
   Benefits paid to participants                                                     47,771,284                         40,950,658
   Administrative expenses                                                               20,351                             27,644
------------------------------------------------------------------------------------------------------------------------------------
Total deductions                                                                     47,791,635                         40,978,302
------------------------------------------------------------------------------------------------------------------------------------
Net change in net assets available for benefits                                      (6,656,460)                       (10,247,168)
Net assets available for benefits:
   Beginning of year                                                                368,623,919                        378,871,087
------------------------------------------------------------------------------------------------------------------------------------
   End of year                                                          $           361,967,459           $            368,623,919
------------------------------------------------------------------------------------------------------------------------------------




                 See accompanying notes to financial statements.

                        BOWATER INCORPORATED SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2006 and 2005





(1) Description of the Plan

     The following description of the Bowater Incorporated Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  General

          The Plan was established by Bowater Incorporated (Company) as a trusteed, defined contribution savings plan and a leveraged employee stock ownership plan (ESOP). The ESOP had no debt outstanding at December 31, 2006 or 2005. It covers all full-time employees of the Company and certain employees of the Company's U.S. subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  Contributions

          Active participants may elect to contribute to the Plan a percentage of their earnings and certain other income items on a tax-deferred or non-tax deferred basis, subject to regulated maximums. The maximum allowable deferral percentage is 50% of the participant's earnings.

          The Company contributes to the Plan in cash or shares of Company common stock. Generally, the Company contributes an amount equal to a percentage of each participant's contributed earnings. The Company match is dependent upon each participant's predecessor plan design. Generally, the Company will match between 40% and 60% of each participant's contributed earnings up to 6%. Participants who direct their contributions to the Bowater Stock Fund receive an additional Company contribution equal to 5% of the purchase price of the stock.

          The Company may authorize additional employer contributions.

     (c)  Participant Accounts

          Each participant's account is credited with the participant's contributions, the Company's contributions and investment earnings; each participant's account is reduced by participant's withdrawals and proportionately for investment losses. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (d)  Vesting

          Participants are immediately vested in their contributions plus earnings thereon. Participants become fully vested in the Company contributions after completing three years of service.

     (e)  Investment Options

          Participants can direct their contributions to be invested in one or more of many investment funds, including a Fixed Income Fund, a Bowater Stock Fund, and certain mutual funds. Participants may make an unlimited number of exchanges out of the Bowater Stock Fund, but only one exchange transaction into the Bowater Stock Fund in a thirty-day period.

                       BOWATER INCORPORATED SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2006 and 2005


     (f)  Participant Notes Receivable

          Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 (less certain adjustments required by statute) or 50% of their vested account balance, whichever is less. Loan transactions are treated as deductions from participants' accounts and accounted for separately. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime lending rate plus 1% as of the date of the loan. Currently, interest rates range from 5.25% to 10.50% on participant loans. Principal and interest are paid through payroll deductions.

     (g)  Benefits and Withdrawals

          Participants are entitled to receive vested benefits upon termination of employment. Active employees may withdraw vested funds subject to certain withdrawal rules as defined in the Plan.

     (h)  Forfeited Accounts

          Forfeited nonvested accounts are used to reduce employer contributions. In 2006 and 2005, approximately $56,538 and $40,975,
          respectively,   were   forfeited   and   used   to   reduce   employer
          contributions.

(2)  Summary of Significant Accounting Policies

     (a) Basis of Accounting

          The accompanying financial statements are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

     (b)  Investment Valuation and Income Recognition

          The Plan investments include the Fixed Income Fund, Bowater common stock, mutual funds, participant notes receivable and interest-bearing cash.

          Purchase and sales of securities are recorded on a trade date basis. The Plan records interest income on an accrual basis and accrues dividends on the ex-dividend date.

          Investments in participant notes receivable and interest-bearing cash are stated at cost which approximates fair value. Investments in Bowater common stock and mutual funds are stated at fair value through quoted market prices. The Fixed Income Fund's holding of synthetic guaranteed investment contracts are stated at fair value based primarily on the quoted market price of the underlying fixed income marketable securities.

          The Guaranteed Investment Contracts (GICs) held by the Fixed Income Fund are synthetic. The Fixed Income Fund owns certain fixed-income marketable securities and a liquidity agreement ("wrapper") is entered into for a fee with financially responsible third parties that guarantee a minimum rate of return and provides benefit responsiveness. There are no reserves currently considered necessary against contract value for credit risk of the contract issuer or otherwise. Contract value, as reported by the Plan by financially responsible third parties, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yield was approximately 4.3% and 4.1% for 2006 and 2005, respectively. The crediting interest rate was approximately 4.3% and 4.0% at December 31, 2006 and 2005, respectively. The crediting interest rate is based on a formula agreed upon with the issuer and may not be less than 0%. Such interest rates are

                       BOWATER INCORPORATED SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2006 and 2005


          reviewed on a quarterly basis for resetting. The fair value of the synthetic GICs is equal to fair value of the underlying marketable securities plus any accrued income. At December 31, 2006 and 2005, fair value was $158,943,746 and $165,507,159, respectively, compared to the contract value at the same dates of $160,763,860 and $167,391,152, respectively.

          Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

          The contracts do not permit the financially responsible third parties to terminate the agreement prior to the scheduled maturity date.

     (c)  Administrative Expenses

          Net appreciation in fair value of investments is net of investment management fees of $548,004 and $551,788, respectively, for the years ended December 31, 2006 and 2005. Additional administrative expenses, including additional expenses charged by the Trustee, are paid by the participants or the Company.

     (d)  Payments of Benefits

          Benefit payments to participants are recorded upon distribution.

     (e)  Use of Estimates

          The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amount of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates and assumptions.

          The Plan's investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Plan's financial statements and schedule.

     (f)  Reclassifications

          Certain 2005 amounts in the financial statements and notes have been reclassified to conform to the 2006 presentation. These reclassifications had no impact on previously reported net change in net assets available for benefits or net assets available for benefits.

                       BOWATER INCORPORATED SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2006 and 2005

     (g)  New Accounting Pronouncements

          As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits to present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

          In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157) "Fair Value Measurements." SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

(3)  Investments

     Investments, with items representing 5% or more of the Plan's net assets separately stated, were as follows at December 31, 2006 and 2005:

       -----------------------------------------------------------------------------------------------------------------------------
                                                                                                2006                       2005
       -----------------------------------------------------------------------------------------------------------------------------
                                                Issuer
         Fidelity Magellan Fund                                                $             31,238,506   $              36,776,264
         Fidelity Equity Income Fund                                                         32,370,034                  31,757,273
         Fidelity OTC Portfolio Fund                                                         22,050,730                  26,164,244
         Fidelity International Discovery                                                    18,275,872                  12,451,143
         Fixed Income Fund  (Fair value of $158,943,746 and                                 160,763,860                 167,391,152
                    $165,507,159 in 2006 and 2005, respectively)
         Bowater Common Stock                                                                23,347,063                  36,833,371
         Other (mutual funds, interest-bearing cash, and
             participant notes receivable)                                                   73,961,772                  56,052,273
       -----------------------------------------------------------------------------------------------------------------------------
                                                                                            362,007,837                 367,425,720
       -----------------------------------------------------------------------------------------------------------------------------


                       BOWATER INCORPORATED SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2006 and 2005


     During the years ended December 31, 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $4,351,868 and $7,181,782, respectively, as follows:

       -------------------------------------------------------------------------
                                               2006                       2005

       -------------------------------------------------------------------------

       Mutual Funds                  $       4,853,980    $          4,632,767
       Bowater Common Stock                 (9,205,848)            (11,814,549)
       -------------------------------------------------------------------------
                                     $      (4,351,868)   $         (7,181,782)
       -------------------------------------------------------------------------


(4)  Related Party Transactions

     Certain Plan assets are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and therefore, these investment transactions qualify as party-in-interest transactions. The trustee receives investment and administrative fees as a result of these activities. The Plan assets also include shares of Bowater common stock. The Company is the Plan sponsor, therefore, these investment transactions qualify as party-in-interest transactions. Investment in company stock is participant directed.

(5)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in all Company contributions.

(6)  Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated April 24, 2003, that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC).

     The Plan has been amended since receiving the determination letter, however, the Company believes that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC and Plan document.

(7)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to Form 5500:


        ----------------------------------------------------------------------------------------------------------
                                                                                                      2006
        ----------------------------------------------------------------------------------------------------------

        Net assets available for benefits per the financial statements                 $            361,967,459
        Less: Adjustment from fair value to contract value for fully
              benefit-responsive investment contracts                                                (1,820,114)
        ----------------------------------------------------------------------------------------------------------
        Net assets available for benefits per the Form 5500                            $            360,147,345
        ----------------------------------------------------------------------------------------------------------

                       BOWATER INCORPORATED SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2006 and 2005


       The following is a reconciliation of net investment income per the financial statements at December 31, 2006 to Form 5500:

        ----------------------------------------------------------------------------------------------------------
                                                                                                     2006
        ----------------------------------------------------------------------------------------------------------

        Total investment income per the financial statements                            $             19,048,173
        Less: Adjustment from fair value to contract value for fully
              benefit-responsive investment contracts                                                 (1,820,114)
        -----------------------------------------------------------------------------------------------------------
        Total investment income per the Form 5500                                       $             17,228,059
        -----------------------------------------------------------------------------------------------------------


(8)  Plan Amendments

     On May 9, 2006, the Company approved changes to the Plan. These changes will be effective beginning January 1, 2007 and are as follows:

     o The current company contribution will be replaced as follows: Eligible employees shall receive a "safe harbor" matching contribution equal to 100% of the first 3% of compensation deferred and 50% of the next 2% of compensation deferred.

     o Additionally, in lieu of benefits received under the Company's defined benefit pension plan, newly hired non-union employees and current active participants whose age plus years of service are less than 70 and are younger than age 55, determined as of December 31, 2006 will receive an additional annual Company contribution (Automatic Company Contribution) ranging from 2.5% to 6.5% based on the participant's age and years of service.

     o    Roth 401(k) accounts shall be provided.

     o Participants become fully vested in the Company matching contributions credited before January 1, 2007 after completing three years of service. Participants not covered by a collective bargaining agreement are immediately vested in the Company matching contributions credited on or after January 1, 2007. Participants become fully vested in the Automatic Company Contribution after completing three years of service.

     On January 1, 2007, the name of the Plan was changed to Bowater Incorporated Retirement Savings Plan.

(9)  Subsequent Event

     In January 2007, the Company and Abitibi-Consolidated Inc. ("Abitibi") announced a definitive agreement to combine in an all-stock merger of equals (with the newly merged company herein referred to as "AbitibiBowater"). The combination is subject to approval by the shareholders of both companies, regulatory approvals, and customary closing conditions. It is expected to be completed in the third quarter of 2007. Upon consummation of the merger, AbitibiBowater will become the new sponsor of the Plan.

BOWATER  INCORPORATED SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year) December 31, 2006

                                                                           DESCRIPTION OF INVESTMENT
                                                      ------------------------------------------------------------------------------
                                                                                                    Par Value
IDENTITY OF ISSUER                                     Security        Interest    Maturity         or Number           Fair
                                                         Number          Rate         Date           of Units          Value

------------------------------------------------------------------------------------------------------------------------------------


*       FIDELITY FIXED INCOME FUND

            Synthetic Guaranteed Investment Contracts (GICs)
**          CDC FINANCIAL PRODUCTS #1290-01                            4.572%     open-ended                          $39,735,937.00
**          MONUMENTAL LIFE INSURANCE #MDA00182TR                      4.575%     open-ended                           39,735,936.00
**          MORGAN GUARANTY #ABOWATER03                                4.569%     open-ended                           39,735,936.00
**          UBS AG #3062                                               4.572%     open-ended                           39,735,937.00

            UNDERLYING SECURITIES
            ANZ NATL INTL4.265 5/16/08 144             00182EAC3       4.265%     05/16/2008        490,000.00      $     485,060.37
            AT&T CORP GLOBAL 6% 3/15/09DTC             001957AV1       6.000%     03/15/2009         50,000.00             51,573.13
            AT&T WIRELESS 7.875% 3/01/11               00209AAE6       7.875%     03/01/2011        185,000.00            206,648.33
            AT&T WIRE GLBL 8.125 5/1/12 DT             00209AAG1       8.125%     05/01/2012        190,000.00            216,373.84
            AXA FINL INC 7.75% 8/01/10                 002451AA0       7.750%     08/01/2010        290,000.00            321,715.46
            ACCR 03-2 A1 4.23% 10/33                   004375AN1       4.230%     10/25/2033        132,910.65            128,786.58
            ACCR 03-3 A1 4.46% 12/33                   004375AR2       4.460%     01/25/2034        123,258.50            118,778.66
            ACE 03-HS1 M1 1ML+75 6/33                  004421CF8       6.070%     06/25/2033         25,000.00             25,135.39
            ACE 03-HS1 M2 1ML+175 6/33                 004421CG6       7.070%     06/25/2033         25,000.00             25,301.15
            ACE 03-NC1 M1 1ML+78 7/33                  004421CQ4       6.100%     07/25/2033         60,000.00             60,309.92
            ACE 03-HE1 M1 1ML+65 11/33                 004421DA8       5.970%     11/25/2033         65,974.60             66,301.11
            ACE 04-FM1 M1 1ML+60 9/33                  004421DK6       6.220%     08/25/2033         50,414.81             50,496.94
            ACE 02-HE1 M1 1ML+65 6/32                  004427AX8       6.295%     06/25/2032         67,037.78             68,010.90
            AIFUL CORP 4.45 2/16/10 144A               00873NAA1       4.450%     02/16/2010        700,000.00            683,072.95
            AIFUL CORP 5% 8/10/10 144A                 00873NAC7       5.000%     08/10/2010         95,000.00             94,048.23
            AIFUL CORP 6% 12/12/11 144A                00873NAD5       6.000%     12/12/2011        220,000.00            218,782.67
            AMERICA MOVIL 4.125 3/1/09                 02364WAE5       4.125%     03/01/2009        300,000.00            296,042.10
            AGFC SR MTN 4.625% 5/15/09                 02635PSP9       4.625%     05/15/2009        345,000.00            341,591.65
            AMER GENL FIN 3.875% 10/1/09               02635PSS3       3.875%     10/01/2009        185,000.00            179,829.72
            AMCAR 04-1 B 3.7 1/09                      03061NHH5       3.700%     01/06/2009         13,972.72             13,981.73
            AMCAR 04-1 C 4.22% 7/09                    03061NHJ1       4.220%     07/06/2009         25,000.00             24,875.91
            AMCAR 04-CA A4 3.61% 5/11                  03061NHP7       3.610%     05/06/2011         85,000.00             83,575.18
            AMCAR 04-DF A4 3.43 7/11                   03061NHT9       3.430%     07/06/2011        220,000.00            214,853.09
            AMCAR 05-1 B 4.48% 11/09                   03061NJB6       4.480%     11/06/2009        200,000.00            199,457.50
            AMCAR 05-CF A4 4.63 6/12                   03061NJN0       4.630%     06/06/2012        380,000.00            377,923.83
            AMCAR 06-1 A3 5.11 10/10                   03061NJV2       5.110%     10/06/2010        155,000.00            155,133.51
            AMCAR 06-1 B 5.2 3/11                      03061NJW0       5.200%     03/06/2011         20,000.00             20,042.71
            AMCAR 06-BG A3 5.21% 10/11                 03062XAC0       5.210%     10/06/2011        100,000.00            100,360.21
            AMCAR 06-BG A4 5.21% 9/13                  03062XAD8       5.210%     09/06/2013        195,300.00            196,246.54


BOWATER INCORPORATED SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

                                                                                        DESCRIPTION OF INVESTMENT
                                                       -----------------------------------------------------------------------------
IDENTITY OF ISSUER                                                                                    Par Value
                                                        Security       Interest       Maturity         or Number           Fair
                                                         Number          Rate          Date            of Units            Value
------------------------------------------------------------------------------------------------------------------------------------
           AMSI 04-R2 M1 1ML+43 4/34                   03072SPH2       5.750%     04/25/2034           40,000.00           40,045.48
           AMSI 04-R2 M2 1ML+48 4/34                   03072SPJ8       5.800%     04/25/2034           25,000.00           25,028.68
           ARSI 03-W3 M2 1ML+180 9/33                  040104BG5       7.120%     09/25/2033          435,000.00          440,800.39
           ABSHE 03-HE6 M1 1ML+65 11/33                04541GGB2       5.970%     11/25/2033          130,000.00          130,984.80
           ABSHE 04-HE3 M1 1ML+54 6/34                 04541GJT0       5.860%     06/25/2034           50,000.00           50,266.92
           ASSOCIATES CORP 6.875 11/15/08              046003HS1       6.875%     11/15/2008          120,000.00          124,305.21
           ASSOC-NA GLBL 6.25% 11/01/08                046003JT7       6.250%     11/01/2008          210,000.00          215,407.43
           AVON PRODUCTS 5.125% 1/15/11                054303AS1       5.125%     01/15/2011           55,000.00           55,776.93
           BBVA BANC 5.3795 7/22/15 144A               055295AA7       5.398%     07/22/2015          200,000.00          202,262.79
           BTM CURACAO 4.76% 7/21/15 144A              0557X2AA6       4.760%     07/21/2015          115,000.00          114,946.82
           BACM 00-2 A2 7.1975 9/32                    05947UBB3       7.197%     09/15/2032          120,000.00          126,915.01
           BACM 05-1 A2 4.64% 11/42                    05947UC71       4.640%     11/10/2042          405,000.00          403,051.61
           BACM 2003-2 A2 4.342 3/41                   05947ULW6       4.342%     03/11/2041          355,000.00          348,386.68
           BACM 04-2 A2 3.52% 11/38                    05947URB6       3.520%     11/10/2038          570,000.00          551,649.95
           BACM 05-3 A2 CSTR 7/43                      05947UR42       4.501%     07/10/2043          395,000.00          387,282.07
           BACM 05-3 XP CSTR 7/43                      05947US33       0.456%     07/10/2043        4,213,754.08           76,575.64
           BACM 04-4 A3 4.128% 7/42                    05947UVK1       4.128%     07/10/2042          195,000.00          190,247.95
           BACM 05-4 A1 4.432 7/45                     05947UW61       4.432%     07/10/2045          205,611.27          202,773.49
           BACM 05-4 XP CSTR 7/45                      05947UX78       0.190%     07/10/2045        2,275,200.78           22,217.67
           BACM 05-5 A1 4.716 8/10                     05947U2M9       4.716%     08/10/2010          269,783.36          267,668.56
           BACM 05-5 XP CSTR 10/45                     05947U2U1       0.080%     10/10/2045        5,393,678.61           26,936.70
           BACM 05-6 A1 5.001 9/47                     05947U3Z9       5.001%     09/10/2047          161,823.34          161,519.45
           BOAMS 05-E 2A7 CSTR 6/35                    05949A6J4       4.604%     06/25/2035          180,000.00          177,593.80
           BACM 06-6 XP CSTR 10/45                     05950VAG5       0.431%     10/10/2045        4,455,000.00          105,050.83
           BACM 06-5 A1 5.185% 7/11                    05950XAA4       5.185%     07/10/2011           88,802.36           89,209.67
           BACM 2006-5 XP .832% 9/47                   05950XAG1       0.832%     09/10/2047        2,825,000.00           92,034.93
           BANKAMER 7.8% 2/15/10 GLBL                  060505AD6       7.800%     02/15/2010          360,000.00          397,183.92
           BONY INC 3.4/3ML+148 3/15/13                064057BF8       3.400%     03/15/2013          485,000.00          479,004.00
           BOIT 04-B2 B2 4.37% 4/12                    06423RBQ8       4.370%     04/15/2012          525,000.00          515,822.44
           BALL 05-ESHA X1 CSTR 7/20                   06424HAD9       0.916%     07/14/2020        8,545,000.00           13,523.22
           BNK OF TOKYO MIT GL8.4 4/15/10              065379AB5       8.400%     04/15/2010          155,000.00          171,410.37
           BANKAMER CORP 6.25% 4/01/08                 066050CU7       6.250%     04/01/2008           45,000.00           46,121.36
           BSCMS 04-ESA A3 4.741% 5/16                 07383FD47       4.741%     05/14/2016          300,000.00          297,477.72
           BSCMS 03-PWR2 A3 4.83% 5/39                 07383FXH6       4.834%     05/11/2039          150,000.00          148,259.33
           BSARM 05-6 1A1 CSTR 8/35                    07387ADG7       5.080%     08/25/2035          335,114.30          337,179.19
           BSCMS 05-PWR9 A1 4.498 9/42                 07387BAD5       4.498%     09/11/2042          318,617.99          314,586.02
           BSCMS 05-PWR9 X2 CSTR 9/42                  07387BAS2       0.390%     09/11/2042        6,467,281.52          122,747.82
           BSCMS 05-T20 A1 4.94% 10/42                 07387BCG6       4.940%     10/12/2042          258,530.55          257,568.23
           BSABS 04-BO1 M2 1ML+75 9/34                 073879JM1       6.070%     09/25/2034          110,000.00          111,813.22

                                                                              11

BOWATER INCORPORATED SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31,2006

                                                                                           DESCRIPTION OF INVESTMENT
                                                        ----------------------------------------------------------------------------
IDENTITY OF ISSUER                                                                                      Par Value
                                                         Security       Interest       Maturity        or Number          Fair
                                                          Number          Rate           Date          of Units           Value
------------------------------------------------------------------------------------------------------------------------------------
           BSABS 04-BO1 M3 1ML+105 9/34                 073879JN9        6.370%     09/25/2034           75,000.00         76,224.02
           BSABS 04-BO1 M4 1ML+120 9/34                 073879JP4        6.520%     09/25/2034           65,000.00         66,498.97
           BSCMS 06-PW13 A1 5.294% 09/41                07388LAA8        5.294%     09/11/2041          360,629.41        363,735.03
           BSCMS 06-PW13 X2 CSTR 9/41                   07388LAK6        0.447%     09/11/2041        2,515,000.00         61,418.23
           BSCMS 2006-T24 X2 CSTR 10/41                 07388NAY2        0.450%     10/12/2041        2,560,000.00         60,939.86
           BEAR STEARNS 2.875 7/2/08                    073902CC0        2.875%     07/02/2008          260,000.00        254,909.76
           BELLSOUTH GLBL 4.2% 9/15/09 DT               079860AF9        4.200%     09/15/2009          245,000.00        241,203.40
           BRHEA 05-4 A5 4.91 12/40                     106238LP1        4.910%     12/01/2040          100,000.00         99,639.83
           BRHEA 06-A A2R 5.03% 12/41                   106238LR7        5.030%     12/01/2041          435,000.00        434,498.07
           BRITISH G STEP 12/10 DT                      111021AD3        8.625%     12/15/2010          545,000.00        610,126.53
           CDCMC 03-HE3 M1 1ML+70 11/33                 12506YBN8        6.020%     11/25/2033           74,307.55         74,734.37
           CITEC 05-VT1 A4 4.36% 11/12                  125564CT9        4.360%     11/20/2012           60,000.00         59,405.51
           CIT GROUP 4.125% 11/3/09                     125581AM0        4.125%     11/03/2009          225,000.00        219,699.41
           CNH 05-B A3 4.27 1/10                        12613XCV1        4.270%     01/15/2010          380,000.00        376,595.92
           CNH 05-B B 4.57 7/12                         12613XCY5        4.570%     07/16/2012          110,000.00        107,301.17
           COMM 05-C6 A2 CSTR 6/44                      126171AB3        4.999%     06/10/2044          500,000.00        499,038.47
           COMM 05-C6 XP CSTR 6/44                      126171AJ6        0.128%     06/10/2044        4,497,780.94         34,826.01
           CPS 06-C A3 5.14% 1/11                       12619BAC7        5.140%     01/15/2011           89,999.81         90,198.32
           CWL 04-3 M1 1ML+50 6/34                      1266714T0        5.820%     06/25/2034           50,000.00         50,274.79
           CWHL 02-25 2A1 5.5 11/17                     12669DHX9        5.500%     11/27/2017           85,675.42         85,574.66
           CIBC# Y$CD 4.375% 7/28/2008                  13606VSM5        4.375%     07/28/2008          200,000.00        203,718.75
           CARAT 06-1 A3 5.03 10/09                     139732FY2        5.030%     10/15/2009           65,000.00         64,937.95
           CARAT 06-1 B 5.26 10/10                      139732GA3        5.260%     10/15/2010           65,000.00         65,016.15
           CARAT 2006-SN1A A3 5.31% 10/09               13974AAD4        5.310%     10/20/2009          260,000.00        260,446.81
           CARAT 2006-SN1A A4A 5.32% 3/10               13974AAE2        5.320%     03/20/2010          295,000.00        295,813.45
           CARAT 2006-SN1A B 5.5% 4/10                  13974AAG7        5.500%     04/20/2010           25,000.00         25,096.65
           CARAT 2006-SN1A C 5.77% 5/10                 13974AAH5        5.770%     05/20/2010           25,000.00         25,106.58
           CAPITAL ONE MTN 4.875% 5/15/08               14040EHF2        4.875%     05/15/2008          200,000.00        200,013.03
           CAPITAL ONE MTN 4.25% 12/1/08                14040EHJ4        4.250%     12/01/2008          200,000.00        196,760.53
           CAPITAL ONE 5% 6/15/09                       14040EHL9        5.000%     06/15/2009           90,000.00         89,688.35
           COAFT 05-BSS C 4.48 12/10                    14041GCF1        4.480%     12/15/2010          255,000.00        252,646.96
           COAFT 05-C A4A 4.71 6/12                     14041GCL8        4.710%     06/15/2012          400,000.00        397,382.37
           COMET 2003-B3 B3 4.5 6/11                    14041NAT8        4.500%     06/15/2011          495,000.00        490,275.03
           COMET 04-B6 B6 4.155 7/12                    14041NBV2        4.150%     07/16/2012          325,000.00        317,338.98
           COAFT 2006-CA 5.07% 7/11                     14041UAC9        5.070%     07/15/2011          240,000.00        240,650.98
           COPAR 06-2 A4 4.94% 7/12                     14042CAD6        4.940%     07/15/2012          210,000.00        209,613.61
           COPAR 2006-2 B 5.05% 6/13                    14042CAE4        5.050%     06/15/2013           90,000.00         89,863.36
           CFAT 05-A A3 3.9 2/09                        149114BX7        3.900%     02/25/2009          151,144.33        150,182.56
           CD 06-CD3 XP CSTR 10/48                      14986DAL4        0.452%     10/15/2048        8,370,000.00        209,177.46

BOWATER INCORPORATED SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31,2006

                                                                                       DESCRIPTION OF INVESTMENT
                                                       -----------------------------------------------------------------------------
IDENTITY OF ISSUER                                                                                      Par Value
                                                        Security        Interest         Maturity      or Number            Fair
                                                        Number            Rate            Date           of Units           Value
---------------------------------------------------------------------------------------------------------------------- -------------
           CDTIM 05-1A A1 4.67 5/17                     15132KAA2        4.670%     05/20/2017          77,341.11          76,553.16
           CHAIT 05-B2 B2 4.52 12/10                    161571AP9        4.520%     12/15/2010       1,600,000.00       1,583,198.22
           CHASE MANHATTAN 6.375% 4/01/08               16161ABS6        6.375%     04/01/2008          50,000.00          51,301.13
           CHUBB CORP 5.472% 8/16/08                    171232AK7        5.472%     08/16/2008         155,000.00         156,468.47
           CITIGROUP GLBL 3.625 2/09/09                 172967CH2        3.625%     02/09/2009         505,000.00         497,287.45
           CCCIT 05-B1 B1 4.4 9/10                      17305ECR4        4.400%     09/15/2010         715,000.00         713,977.95
           CCCIT 06-B2 B2 5.15% 3/11                    17305EDD4        5.150%     03/07/2011         365,000.00         370,275.68
           CGCMT 05-EMG A2 4.2211 9/51                  173067FQ7        4.221%     09/20/2051         130,000.00         127,264.45
           CWCI 06-C1 A2 5.122% 8/15/4                  190749AB7        5.174%     08/15/2048         280,000.00         282,595.79
           COMM 99-1 A2 6.455 5/32                      200466AB6        6.455%     05/15/2032       1,167,501.76       1,188,401.29
           COMM 06-C8 A1 5.11% 12/46                    20047EAA0        5.110%     12/10/2046         190,000.00         190,668.11
           COMM 06-C8 XP CSTR 12/46                     20047EAG7        0.505%     12/10/2046      10,285,000.00         283,144.34
           COMM 06-CN2A BFX 5.537 2/19                  20047MAJ3        5.537%     02/05/2019          75,000.00          76,038.90
           COMM 06-CN2A CFX 5.47945 2/19                20047MAL8        5.479%     02/05/2019          30,000.00          30,402.66
           COMM 06-CN2A D 5.52861 2/19                  20047MAM6        5.529%     02/05/2019          50,000.00          50,600.70
           COMM 06-CN2A E CSTR 2/19                     20047MAN4        5.570%     02/05/2019          95,000.00          96,234.31
           COMM 06-CN2A F CSTR 2/19                     20047MAP9        5.570%     02/05/2019          25,000.00          25,279.80
           COMM 05-LP5 A2 4.63 5/43                     20047PAB3        4.630%     05/10/2043         500,000.00         493,237.57
           COMM 05-LP5 XP CSTR 5/43                     20047PAG2        0.369%     05/10/2043       2,423,247.18          33,251.33
           CMAC 98-C2 B CSTR 9/30                       201728DN9        6.076%     09/15/2030         470,000.00         477,765.53
           CMAT 99-C1 A3 6.64 1/32                      201730AC2        6.640%     01/17/2032          95,000.00          97,695.20
           CONSTELATION EC 6.35% 4/01/07                210371AG5        6.350%     04/01/2007         320,000.00         325,480.64
           CONSTELATION EN 6.125% 9/01/09               210371AJ9        6.125%     09/01/2009         145,000.00         150,548.67
           CONTL AIR 98-3A2 6.32% 11/1/08               210805CL9        6.320%     11/01/2008          50,000.00          51,151.67
           CONTL AIR 991A 6.545% 2/02/19                210805CQ8        6.545%     02/02/2019         247,914.82         263,927.40
           CSFB 99-C1 A2 7.29 9/41                      22540ALK2        7.290%     09/15/2041         697,721.00         726,134.08
           CSFB 01-CK3 A3 6.4 6/34                      22540A3E6        6.400%     06/15/2034         115,149.41         117,595.84
           CSFB 03-C5 A3 4.429% 12/36                   22541QH96        4.429%     12/15/2036         335,000.00         327,059.31
           CSFB 04-C1 A3 4.321 1/37                     22541SAC2        4.321%     01/15/2037         170,000.00         164,943.66
           CSFB 04-FRE1 B1 1ML+180 4/34                 22541SSV1        7.120%     04/25/2034         180,000.00         180,287.02
           CSMC 06-C5 ASP CSTR 12/39                    22545LAJ8        0.673%     12/15/2039       6,320,000.00         230,330.82
           CSMC 06-C4 ASP CSTR 9/39                     22545MBA4        0.591%     09/15/2039      12,749,999.97         409,433.52
           CSFB 05-C4 ASP CSTR 8/38                     225458Q84        0.251%     08/15/2038       7,068,894.27          91,014.20
           CSFB 05-C2 ASP CSTR 4/37                     225458SP4        0.571%     04/15/2037       2,030,547.04          49,276.30
           CCI 05-1A B 4.878% 6/35                      22822RAB6        4.878%     06/15/2035         141,000.00         139,037.42
           DLJCM 98-CF1 A1B 6.41 2/31                   23322BAD0        6.410%     02/18/2031         334,566.39         338,433.33
           DLJCM 99-CG1 A1B 6.46% 3/32                  23322BEG9        6.460%     03/10/2032         360,000.00         368,912.86
           DLJCM 1999-CG1 A3 6.77 3/32                  23322BEJ3        6.770%     03/10/2032         365,000.00         377,415.36
           DAIMLERCHRYSLER 5.75% 8/10/09                23383FBT1        5.750%     08/10/2009         795,000.00         814,149.03

                                                                              13

BOWATER INCORPORATED SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

                                                                                        DESCRIPTION OF INVESTMENT
                                                                      --------------------------------------------------------------
IDENTITY OF ISSUER                                                                                     Par Value
                                                          Security      Interest        Maturity       or Number            Fair
                                                          Number          Rate            Date         of Units             Value
------------------------------------------------------------------------------------------------------------------------------------
           DCAT 2006-C A4 4.98% 11/11                    233875AC7       4.980%     11/08/2011        275,000.00          275,194.94
           DCAT 2006-C B 5.11% 4/13                      233875AD5       5.110%     04/08/2013        230,000.00          230,447.89
           JOHN DEERE MTN D 4.375 3/14/08                24422EPW3       4.375%     03/14/2008        260,000.00          260,348.52
           JOHN DEERE CAP 4.875% 3/16/09                 24422EPY9       4.875%     03/16/2009        175,000.00          175,928.86
           DEUTSCHE TEL 5.375% 3/23/11                   25156PAG8       5.375%     03/23/2011        495,000.00          500,743.46
           DONNELLEY RR 3.75% 4/1/09                     257867AK7       3.750%     04/01/2009        715,000.00          694,958.56
           DRIVE 05-3 A3 4.99 10/10                      26207PBH2       4.990%     10/15/2010        345,000.00          344,298.74
           DRIVE 06-2 A-2 5.3% 7/11                      26207RAB2       5.300%     07/15/2011        240,000.00          240,490.76
           DRIVE 06-2 A-3 5.33% 4/14                     26207RAC0       5.330%     04/15/2014        305,000.00          306,251.96
           DRVT 2006-A A3 5.501% 11/11                   26250RAC6       5.501%     11/15/2011        205,000.00          206,462.14
           DRVT 2006-B A2 5.32% 3/10                     26250SAB6       5.320%     03/15/2010        370,000.00          370,874.84
           DRVT 2006-B A3 5.23% 8/12                     26250SAC4       5.230%     08/15/2012        210,000.00          210,488.13
           EXELON GEN GLBL 6.95% 6/15/11                 30161MAB9       6.950%     06/15/2011        335,000.00          353,946.56
           FPL GROUP 5.551% 2/16/08                      302570AU0       5.551%     02/16/2008        195,000.00          199,310.72
           FHLM ARM  4.889%  3/33 #847126                3128HD4K2       4.777%     03/01/2033          9,843.38            9,955.57
           FHLM ARM 4.314% 12/34 #1B2670                 3128JM2C0       4.302%     12/01/2034         36,458.24           35,770.32
           FHLM ARM 4.106% 12/34 #1B2699                 3128JM3H8       4.052%     12/01/2034         14,070.48           13,932.03
           FHLM ARM   4.22%  2/35 #1B2747                3128JM5H6       4.229%     02/01/2035        189,705.71          185,790.35
           FHLM ARM   4.63%  3/35 #1B2811                3128JNAM7       4.629%     03/01/2035        128,017.66          126,287.90
           FHLM ARM 4.497% 6/35 #1B2907                  3128JNDM4       4.420%     06/01/2035         66,815.34           66,404.18
           FHLM ARM 4.307% 5/35 #847408                  3128JRGR1       4.287%     05/01/2035         46,741.59           46,618.29
           FHLM ARM 4.55% 2/35 #1G0068                   3128NCCD4       4.541%     02/01/2035         57,241.03           56,322.78
           FHLM ARM 4.401% 2/35 #1G0103                  3128NCDG6       4.378%     02/01/2035        105,318.52          103,384.28
           FHLM ARM 4.37% 3/35 #1G0125                   3128NCD68       4.344%     03/01/2035         58,985.68           57,876.11
           FHLM ARM 4.444% 3/35 #1G0133                  3128NCEE0       4.426%     03/01/2035         40,121.54           39,486.86
           FHLM ARM 4.504% 3/35 #1G0145                  3128NCES9       4.445%     03/01/2035         36,968.86           36,363.18
           FHLM ARM  4.941% 11/35 #1J1228                3128NHLH4       4.910%     11/01/2035        123,529.77          123,419.33
           FHLM ARM   5.26%  1/36 #1J1274                3128NHMX8       5.188%     01/01/2036        123,029.13          123,409.54
           FHLM ARM   4.93%  9/35 #1K1215                3128NVK43       4.930%     09/01/2035        115,489.27          114,699.71
           FHLM ARM 5.034% 4/35 #1N0002                  3128QGAB8       4.989%     04/01/2035        143,293.68          143,447.17
           FHLM ARM   5.62% 12/35 #1N0117                3128QGDW9       5.581%     12/01/2035        197,693.87          200,082.59
           FHLM ARM   6.53%  8/36 #1N0187                3128QGF49       6.513%     08/01/2036        442,504.84          449,676.67
           FHLM ARM   6.67% 10/36 #1G2538                3128QSZB5       6.612%     10/01/2036        149,616.55          152,853.00
           FHLM ARM 5.34% 6/35 #1L0097                   3128Q2DA8       5.285%     06/01/2035         95,284.75           95,255.36
           FHLM ARM   4.40%  8/35 #1L1225                3128Q3LE9       4.405%     08/01/2035        508,106.86          504,097.48
           FHLM ARM  5.885%  6/35 #1L1275                3128Q3MY4       5.900%     06/01/2035         42,620.85           43,143.31
           FHR 1539 PM 6.5 6/08                          312916RJ0       6.500%     06/15/2008      1,317,244.96        1,321,482.50
           FHLM ARM  5.676%  4/32 #789284                31295NJ58       7.363%     04/01/2032          3,406.72            3,457.27
           FHR 2292 QT 6.5% 5/30                         3133TRXT7       6.500%     05/15/2030          3,762.88            3,785.56

BOWATER INCORPORATED SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

                                                                                 DESCRIPTION OF INVESTMENT
                                                       -----------------------------------------------------------------------------
IDENTITY OF ISSUER                                                                                     Par Value
                                                        Security         Interest        Maturity       or Number           Fair
                                                          Number            Rate            Date        of Units           Value
------------------------------------------------------------------------------------------------------------------------------------
           FHLG 20YR 5.50% 7/23 #C90691                  31335HXU2       5.500%     07/01/2023         304,819.16         304,246.17
           FHLG 20YR 5.50% 4/24 #C90825                  31335H4J9       5.500%     04/01/2024         219,818.52         219,405.31
           FHLM ARM  4.819% 10/32 #1B0610                31336SGT9       4.806%     10/01/2032           5,366.17           5,420.06
           FHLM ARM 4.441% 2/34 #781229                  31349SLJ0       4.427%     02/01/2034          27,508.47          27,245.09
           FHLM ARM 4.13% 12/34 #782916                  31349UGZ5       4.114%     12/01/2034          29,289.34          29,110.66
           FHLM ARM 4.232% 1/35 #782988                  31349UJ90       4.066%     01/01/2035          93,234.45          92,212.71
           FHLM ARM 4.434% 2/35 #783032                  31349ULM8       4.288%     02/01/2035          67,431.61          67,305.59
           FHLM ARM 4.307% 3/35 #783067                  31349UMQ8       4.288%     03/01/2035          28,496.75          28,334.76
           FNR 92-48 HB 7 4/07                           31358MRN6       7.000%     04/25/2007          18,591.25          18,678.00
           FNR 96-28 PK 6.5 7/25                         31359KKK2       6.500%     07/25/2025         140,000.00         145,160.90
           FNMA 20YR 5.50% 11/22 #254543                 31371KWC1       5.500%     11/01/2022          30,099.20          30,025.90
           FNMA ARM 4.25% 2/35 #255658                   31371L5T2       4.250%     02/01/2035          18,794.86          18,464.77
           FNMA 20YR 5.50% 4/25 #255711                  31371MAL1       5.500%     04/01/2025         142,560.08         142,212.93
           FNMA 20YR 5.50% 6/25 #255767                  31371MCC9       5.500%     06/01/2025         373,379.94         372,470.73
           FNMA 15YR  7.00% 10/11 #351943                31376C5C4       7.000%     10/01/2011          22,541.82          23,222.18
           FNMA 15YR  7.00%  7/14 #522561                31384FQN0       7.000%     07/01/2014          48,361.59          49,799.81
           FNMA 15YR  7.00% 12/17 #555532                31385XED5       7.000%     12/01/2017         156,508.03         161,150.28
           FNMA ARM 4.305% 8/33 #555696                  31385XKH9       4.291%     08/01/2033          40,447.68          40,367.09
           FNMA 15YR  7.00%  1/17 #626726                31389JHB3       7.000%     01/01/2017         103,880.95         106,962.20
           FNMA ARM  4.710% 10/32 #612/25/2033           31390K4X3       4.670%     10/01/2032           3,621.60           3,647.15
           FNMA ARM  4.732% 10/32 #668509                31391JVA5       4.780%     10/01/2032           7,351.91           7,451.42
           FNMA ARM  4.925% 12/32 #677026                31391UD77       4.990%     12/01/2032           2,777.93           2,791.41
           FNR 03-23 AB 4% 3/17                          31392J6Q7       4.000%     03/25/2017         275,034.92         267,145.55
           FNR 03-24 PB 4.5 12/12                        31393AA23       4.500%     12/25/2012         241,030.42         240,618.11
           FNR 03-83 TH 4.5% 11/16                       31393ETB5       4.500%     11/25/2016         400,000.00         389,044.24
           FHR 2590 NT 5% 4/16                           31393NJY6       5.000%     04/15/2016         155,000.00         154,968.43
           FHR 2625 QX 2.25% 3/22                        31393RKA7       2.250%     03/15/2022          28,578.78          28,160.85
           FHR 2626 NA 5 6/23                            31393VHJ3       5.000%     06/15/2023         265,000.00         263,604.82
           FHR 2640 QG 2% 4/22                           31393WBS7       2.000%     04/15/2022          36,876.56          36,104.65
           FHR 2667 PC 3.8% 1/18                         31394HHN4       3.800%     01/15/2018         220,000.00         213,779.19
           FHR 2677 LC 4.5 6/15                          31394JTR8       4.500%     06/15/2015         185,000.00         182,405.12
           FNMA ARM 3.828% 4/33 #688969                  31400JMS5       3.826%     04/01/2033          64,117.14          63,704.48
           FNMA ARM  4.646%  1/33 #689554                31400KBX3       4.594%     01/01/2033          15,222.12          15,294.17
           FNMA ARM  4.708%  2/33 #693344                31400PHV0       4.709%     02/01/2033           4,275.81           4,333.35
           FNMA ARM 4.318% 3/33 #694530                  31400QST1       4.303%     03/01/2033          12,465.41          12,237.38
           FNMA ARM 4.801% 2/33 #695019                  31400RDY4       4.812%     02/01/2033          37,198.94          37,419.10
           FNMA ARM  4.292%  3/33 #701296                31400YC95       4.291%     03/01/2033          23,796.18          23,837.68
           FNMA ARM 3.984% 5/33 #703915                  31401CAQ6       3.947%     05/01/2033          11,370.92          11,281.76
           FNMA ARM 4.079% 4/33 #708221                  31401GYS7       4.013%     04/01/2033           6,866.86           6,827.46

BOWATER INCORPORATED SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31,2006

                                                                                 DESCRIPTION OF INVESTMENT
                                                         ---------------------------------------------------------------------------
IDENTITY OF ISSUER                                                                                        Par Value
                                                         Security         Interest       Maturity         or Number          Fair
                                                           Number           Rate          Date            of Units          Value
------------------------------------------------------------------------------------------------------------------------------------
           FNMA ARM  4.351%  6/33 #720921                 31401W4E6      4.302%     06/01/2033            8,346.40          8,319.72
           FNMA ARM 3.878% 6/33 #723633                   31402A4S2      3.879%     06/01/2033           89,342.10         88,623.62
           FNMA ARM 3.836% 6/33 #723760                   31402BB52      3.802%     06/01/2033           23,762.32         23,582.07
           FNMA ARM   5.12%  1/34 #725109                 31402CR61      5.364%     01/01/2034           15,369.27         15,488.44
           FNMA ARM  4.862%  9/34 #725855                 31402DMC1      4.879%     09/01/2034           27,020.27         26,963.50
           FNMA ARM  4.832%  8/34 #725858                 31402DMF4      4.942%     08/01/2034           18,277.67         18,377.91
           FNMA ARM  4.409% 10/34 #725968                 31402DQV5      4.396%     10/01/2034          121,155.40        119,797.63
           FNMA 15YR  4.00%  8/18 #727438                 31402FEK7      4.000%     08/01/2018          360,128.52        341,414.38
           FNMA ARM  5.229%  8/33 #735030                 31402QST9      5.170%     08/01/2033           27,250.43         27,374.97
           FNMA ARM 4.115% 2/35 #735343                   31402Q5C1      4.076%     02/01/2035           14,813.33         14,703.67
           FNMA ARM 4.162% 2/35 #735345                   31402Q5E7      4.113%     02/01/2035           29,005.69         29,030.30
           FNMA ARM 4.587% 2/35 #735355                   31402Q5Q0      4.574%     02/01/2035          316,741.15        313,192.44
           FNMA ARM 4.493% 8/34 #735360                   31402Q5V9      4.443%     08/01/2034           72,627.11         72,130.42
           FNMA ARM 4.62% 2/35 #735433                    31402RBA6      4.579%     02/01/2035           84,821.53         84,337.99
           FNMA ARM 4.53% 3/35 #735448                    31402RBR9      4.508%     03/01/2035           80,920.87         79,864.89
           FNMA ARM 4.319% 5/35 #735538                   31402REK1      4.267%     05/01/2035           26,000.10         25,929.72
           FNMA ARM 4.177% 3/35 #735545                   31402RES4      4.188%     03/01/2035           91,341.55         91,497.07
           FNMA ARM 4.763% 6/35 #735689                   31402RKA6      4.699%     06/01/2035          179,353.32        179,433.87
           FNMA ARM  4.402% 10/34 #735934                 31402RSX8      4.414%     10/01/2034          201,753.06        202,241.90
           FNMA ARM  4.898% 10/35 #745060                 31403CWV9      4.839%     10/01/2035           70,240.13         69,930.54
           FNMA ARM   4.99% 11/35 #745064                 31403CWZ0      4.975%     11/01/2035        1,210,360.81      1,207,298.39
           FNMA ARM 4.858% 10/35 #745231                  31403C4Q1      4.813%     10/01/2035           81,501.59         81,623.59
           FNMA ARM  3.941%  6/34 #745335                 31403DBC2      3.917%     06/01/2034          159,145.75        156,365.50
           FNMA ARM  5.541% 11/36 #745972                 31403DW96      5.533%     11/01/2036          144,336.33        145,436.60
           FNMA ARM 3.753% 10/33 #746320                  31403EDZ7      3.753%     10/01/2033           14,419.90         14,220.38
           FNMA ARM  4.155%  7/34 #747270                 31403FFK5      4.130%     07/01/2034           85,177.08         83,940.95
           FNMA ARM 4.055% 10/18 #749296                  31403HNM8      3.995%     10/01/2018           17,223.00         17,054.86
           FNMA ARM 4.358% 10/33 #754672                  31403QMV9      4.282%     10/01/2033            9,428.10          9,366.12
           FNMA ARM 3.752% 10/33 #755148                  31403Q5H9      3.729%     10/01/2033           23,795.98         23,446.68
           FNMA ARM  4.294%  1/34 #759264                 31403VQR3      4.302%     01/01/2034           21,347.37         21,171.27
           FNMA ARM  3.750%  1/34 #761058                 31403XQK4      3.750%     01/01/2034           25,794.00         25,379.61
           FNMA ARM 3.826% 10/33 #763199                  31404A3G7      3.810%     10/01/2033          241,144.99        238,079.88
           FNMA ARM  4.250%  1/34 #765659                 31404DTQ1      4.250%     01/01/2034           29,213.97         28,944.39
           FNMA ARM 4.25% 2/34 #765660                    31404DTR9      4.250%     02/01/2034           20,098.34         19,908.43
           FNMA ARM   4.30%  1/34 #766886                 31404E6X9      4.301%     01/01/2034          134,607.63        133,437.46
           FNMA ARM 4.057% 5/34 #768224                   31404GPH8      6.292%     05/01/2034            7,300.58          7,435.97
           FNMA ARM 4.368% 2/34 #769940                   31404JLV5      4.365%     02/01/2034           51,472.91         51,097.85
           FNMA ARM 3.83% 1/35 #773220                    31404NAV8      3.862%     01/01/2035           13,177.95         13,034.23
           FNMA ARM 3.98% 1/35#773221                     31404NAW6      3.955%     01/01/2035           26,524.48         26,255.36

BOWATER INCORPORATED SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

                                                                                   DESCRIPTION OF INVESTMENT
                                                        ----------------------------------------------------------------------------
IDENTITY OF ISSUER                                                                                        Par Value
                                                         Security        Interest       Maturity          or Number        Fair
                                                          Number           Rate          Date             of Units         Value
------------------------------------------------------------------------------------------------------------------------------------
           FNMA ARM 4.12% 2/35 #773243                   31404NBL9       4.064%     02/01/2035            30,118.72        29,896.22
           FNMA ARM 4.455% 3/35 #773281                  31404NCS3       4.432%     03/01/2035            38,996.48        38,403.71
           FNMA ARM 3.939% 10/34 #781549                 31404XH23       3.862%     10/01/2034            25,320.13        25,193.45
           FNMA ARM 3.786% 12/34 #781576                 31404XJV7       3.732%     12/01/2034            29,071.54        28,832.13
           FNMA ARM 3.791%  6/34 #783545                 31405AP64       3.786%     06/01/2034           109,696.38       107,401.78
           FNMA ARM 4.351 1/35 #783580                   31405AQ97       4.345%     01/01/2035            19,790.80        19,487.99
           FNMA ARM 4.499% 3/35 #783587                  31405ARG0       4.487%     03/01/2035            76,491.85        75,513.49
           FNMA ARM 4.4% 2/35 #783588                    31405ARH8       4.396%     02/01/2035            36,662.61        36,091.37
           FNMA ARM   4.876% 7/34 #785318                31405CPB9       4.869%     07/01/2034            84,036.92        83,863.83
           FNMA ARM 5.019% 9/34 #790458                  31405JE75       4.968%     09/01/2034            23,061.91        23,043.43
           FNMA ARM  4.658%  9/34 #790618                31405JK78       4.647%     09/01/2034            13,578.32        13,755.91
           FNMA ARM 4.748% 7/34 #793028                  31405MA56       4.721%     07/01/2034            67,235.09        66,969.29
           FNMA ARM   4.82%  8/34 #793420                31405MPD3       4.828%     08/01/2034            95,394.58        95,083.25
           FNMA ARM   4.74% 10/34 #794794                31405N7F6       4.701%     10/01/2034            77,048.83        76,623.08
           FNMA ARM   4.96%  8/34 #796987                31405RNC6       4.946%     08/01/2034           193,728.00       193,686.41
           FNMA ARM 3.737% 1/35 #797416                  31405R3Z7       3.761%     01/01/2035            31,357.22        30,974.34
           FNMA ARM 4.202% 1/35 #797418                  31405R4B9       4.166%     01/01/2035            55,487.30        54,454.16
           FNMA ARM 4.67% 11/34 #799727                  31405UPL7       4.586%     11/01/2034            68,518.29        67,923.98
           FNMA ARM 4.85% 11/34 #799812                  31405UR92       4.807%     11/01/2034            51,893.43        51,655.30
           FNMA ARM 4.825% 12/34 #800297                 31405VDA2       4.721%     12/01/2034            44,285.78        44,007.59
           FNMA ARM 4.845% 12/34 #800335                 31405VEG8       4.783%     12/01/2034            13,690.76        13,613.22
           FNMA ARM   5.00%  9/34 #801341                31405WHS7       4.999%     09/01/2034           276,254.27       276,247.41
           FNMA ARM 5.05% 7/34 #801635                   31405WSY2       5.026%     07/01/2034             9,250.53         9,268.12
           FNMA ARM 4.23% 11/34 #803591                  31405YXU0       4.151%     11/01/2034             9,547.99         9,507.27
           FNMA ARM 4.029% 1/35 #806167                  31406CTY4       4.014%     01/01/2035            15,795.57        15,735.69
           FNMA ARM 4.127% 1/35 #806519                  31406DAU0       4.114%     01/01/2035            41,990.14        41,958.16
           FNMA ARM 4.048% 1/35 #806711                  31406DGU4       4.011%     01/01/2035            12,327.03        12,232.44
           FNMA ARM 4.118% 1/35 #807221                  31406DYS9       4.100%     01/01/2035            40,090.20        39,825.16
           FNMA ARM 3.913% 12/34 #809113                 31406F3W9       3.893%     12/01/2034            15,157.84        15,090.91
           FNMA ARM 4.5% 2/35 #809429                    31406GHE2       4.463%     02/01/2035           225,527.77       222,470.22
           FNMA ARM  5.029%  2/35 #809463                31406GJG5       4.977%     02/01/2035             7,141.02         7,156.61
           FNMA ARM 4.625% 2/35 #809931                  31406GY45       4.567%     02/01/2035            66,490.24        65,759.15
           FNMA ARM 4.145% 2/35 #810415                  31406HK48       4.116%     02/01/2035            47,286.76        47,146.27
           FNMA ARM  4.872%  1/35 #810896                31406H3D7       4.839%     01/01/2035           363,115.04       361,581.66
           FNMA ARM 4.57% 2/35 #811803                   31406J3L5       4.503%     02/01/2035            12,354.98        12,338.44
           FNMA ARM 4.052% 2/35 #812091                  31406KF88       4.060%     02/01/2035            15,097.48        14,992.43
           FNMA ARM 4.118% 2/35 #813114                  31406LK31       4.058%     02/01/2035            14,722.93        14,668.86
           FNMA ARM 4.151% 1/35 #813170                  31406LMT2       4.128%     01/01/2035            64,860.52        64,379.73
           FNMA ARM 4.694% 11/34 #813184                 31406LM96       4.658%     11/01/2034            83,188.34        82,628.32

BOWATER INCORPORATED SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31,
     2006

                                                                                 DESCRIPTION OF INVESTMENT
                                                        ----------------------------------------------------------------------------
IDENTITY OF ISSUER                                                                                        Par Value
                                                         Security        Interest       Maturity          or Number       Fair
                                                           Number          Rate           Date            of Units        Value
--------------------------------------------------------------------- --------------------------------------------------------------
           FNMA ARM 3.87% 1/35 #813713                   31406MAN6       3.918%     01/01/2035            32,871.26        32,667.82
           FNMA ARM 3.84% 1/35 #813714                   31406MAP1       3.807%     01/01/2035            65,824.55        65,226.59
           FNMA ARM 4.023% 2/35 #813737                  31406MBE5       3.965%     02/01/2035            16,768.56        16,632.46
           FNMA ARM   5.01%  4/35 #814954                31406NMB7       4.966%     04/01/2035            50,817.06        50,957.79
           FNMA ARM  4.790%  1/35 #815323                31406NYU2       4.757%     01/01/2035            63,137.94        62,725.87
           FNMA ARM 4.293% 3/35 #815586                  31406PCX5       4.294%     03/01/2035            16,704.01        16,710.06
           FNMA ARM  4.653%  3/35 #816322                31406P4F3       4.719%     03/01/2035             8,953.91         8,973.82
           FNMA ARM 4.573% 2/35 #816591                  31406QF85       4.498%     02/01/2035           125,482.05       125,692.04
           FNMA ARM 4.639% 2/35 #816599                  31406QGG6       4.509%     02/01/2035            11,544.62        11,601.20
           FNMA ARM  4.934%  3/35 #819648                31406TTD3       4.298%     03/01/2035            34,206.04        34,150.35
           FNMA ARM  4.928%  2/35 #820356                31406UMD7       4.925%     02/01/2035           207,918.57       207,194.32
           FNMA ARM 4.372% 4/35 #820407                  31406UNY0       4.315%     04/01/2035            14,880.95        14,827.24
           FNMA ARM 4.725% 3/35 #820598                  31406UUX4       4.651%     03/01/2035           162,217.29       162,646.03
           FNMA ARM 4.597% 6/35 #821487                  31406VUL8       4.543%     06/01/2035            64,085.01        63,999.96
           FNMA ARM 4.575% 7/35 #822002                  31406WGK4       4.503%     07/01/2035            59,714.89        59,567.48
           FNMA ARM 4.302% 1/35 #827592                  31407DNH4       4.579%     01/01/2035            32,293.53        32,247.37
           FNMA ARM 5.8170% 5/35 #827781                 31407DUE3       5.051%     05/01/2035           120,958.29       121,456.74
           FNMA ARM   5.10%  5/35 #827782                31407DUF0       5.092%     05/01/2035            57,097.29        57,347.91
           FNMA ARM  5.208%  5/35 #827783                31407DUG8       5.180%     05/01/2035           472,465.94       473,715.85
           FNMA ARM  5.180%  5/35 #827785                31407DUJ2       5.149%     05/01/2035            67,133.97        67,282.04
           FNMA ARM  4.520%  8/35 #829603                31407FU40       4.521%     08/01/2035            37,279.84        37,175.67
           FNMA ARM 4.409% 5/35 #829985                  31407GCW6       4.435%     05/01/2035            60,270.87        60,177.77
           FNMA ARM 5.203% 6/35 #830605                  31407GYA0       5.168%     06/01/2035            90,650.26        91,162.24
           FNMA ARM  4.555% 7/35 #832099                 31407JNQ1       4.518%     07/01/2035            72,539.75        72,371.82
           FNMA ARM  5.344%  7/35 #834917                31407MSE6       5.315%     07/01/2035            11,468.36        11,537.07
           FNMA ARM  5.101%  7/35 #841837                31407VHN8       5.255%     07/01/2035            76,798.64        77,221.30
           FNMA ARM  5.349% 12/34 #843013                31407WSA2       5.326%     12/01/2034            26,032.03        26,144.39
           FNMA ARM   5.43% 11/35 #844168                31407XZ95       5.398%     11/01/2035            32,624.01        32,871.60
           FNMA ARM  4.893% 10/35 #847787                31408C2U9       4.883%     10/01/2035            38,990.00        39,080.26
           FNMA ARM   5.32%  1/36 #850852                31408GH59       5.312%     01/01/2036           178,134.68       178,674.73
           FNMA ARM   5.409% 2/36 #865319                31409AK81       5.371%     02/01/2036            20,835.15        20,985.81
           FNMA ARM   5.84%  3/36 #865958                31409BB30       5.834%     03/01/2036           235,019.86       238,258.00
           FNMA ARM   5.98%  4/36 #868793                31409EGA3       5.930%     04/01/2036           130,730.28       132,605.08
           FNMA ARM   5.839% 1/36 #879146                31409UWF8       5.794%     01/01/2036           157,432.40       159,445.75
           FNMA ARM 3.854% 10/33 #879906                 31409VR39       3.847%     10/01/2033           502,047.78       496,592.87
           FNMA ARM   6.21%  4/36 #891332                31410MHH6       6.177%     04/01/2036            87,400.09        88,947.65
           FNMA ARM   6.08%  4/36 #895834                31410SHK6       6.080%     04/01/2036            40,090.76        40,776.12
           FNMA ARM   5.50%  5/36 #896475                31410S6L6       5.500%     05/01/2036           123,306.71       124,419.06
           FNMA ARM   6.63%  9/36 #898175                31410U2G6       6.586%     09/01/2036           339,207.64       346,798.37

BOWATER INCORPORATED SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2006

                                                                          DESCRIPTION OF INVESTMENT
                                                        ----------------------------------------------------------------------------
IDENTITY OF ISSUER                                                                                       Par Value
                                                         Security        Interest     Maturity            or Number          Fair
                                                          Number           Rate        Date               of Units          Value
--------------------------------------------------------------------- ------------------------------ ----------------- -------------
           FNMA ARM   6.60%  9/36 #898177                 31410U2J0      6.595%     09/01/2036           189,950.49       194,407.86
           FNMA ARM   6.62%  9/36 #898178                 31410U2K7      6.598%     09/01/2036           182,344.77       186,471.85
           FNMA ARM   6.65%  9/36 #898179                 31410U2L5      6.670%     09/01/2036           183,817.24       188,423.39
           FNMA ARM   6.62%  9/36 #898180                 31410U2M3      6.607%     09/01/2036           180,090.75       184,028.02
           FNMA ARM   5.26% 11/36 #901494                 31410YRP1      5.263%     11/01/2036            74,839.38        75,247.83
           FIAOT 06A A3 4.93 2/15/11                      32057TAJ0      4.930%     02/15/2011           160,000.00       159,527.72
           FULB 97-C2 A3 6.65 11/29                       33736LAR6      6.650%     11/18/2029           194,289.57       196,110.43
           FLEETBOSTON FIN 7.375% 12/1/09                 33901AAA6      7.375%     12/01/2009           235,000.00       249,507.69
           FORDO 2005-A B 3.88 1/10                       34527RKS1      3.880%     01/15/2010            75,000.00        73,797.56
           FORDO 2005-A C 4.08 6/10                       34527RKT9      4.080%     06/15/2010           800,000.00       788,750.03
           FORDO 05-C A4 4.36 6/10                        34527RLH4      4.360%     06/15/2010           195,000.00       192,313.84
           FORDO 2006-B B 5.43% 2/12                      34528AAF6      5.430%     02/15/2012           210,000.00       211,431.98
           FORDO 06-C A4A 5.15% 2/12                      34528CAE5      5.150%     02/15/2012           395,000.00       395,840.91
           FORDO 2006-C B 5.3% 6/12                       34528CAG0      5.300%     06/15/2012            95,000.00        95,232.82
           FRNK 06-1 A4 5.03% 7/14                        35242WAD5      5.030%     07/21/2014           565,000.00       563,556.59
           FRNK 06-1 B1 5.14% 7/14                        35242WAE3      5.140%     07/21/2014            35,000.00        34,944.57
           FRANKLIN RESOUR 3.7% 4/15/08                   354613AD3      3.700%     04/15/2008           585,000.00       577,529.62
           FUJI FIN 8.625% 4/15/10 144A                   359555AB5      8.625%     04/15/2010           295,000.00       339,910.01
           GECMC 02-2A A2 4.97% 8/36                      36158YFS3      4.970%     08/11/2036           425,000.00       423,920.19
           GMACC 97-C1 A3 6.869 7/29                      361849BV3      6.869%     07/15/2029            50,084.21        50,531.69
           GMACC 97-C2 A3 6.566 4/29                      361849CK6      6.566%     04/15/2029            15,464.63        15,614.23
           GMACC 04-C2 A2 CSTR 8/38                       361849F31      4.760%     08/10/2038           125,000.00       123,594.98
           GMACC 2004-C3 A3 CSTR 12/41                    361849J60      4.207%     12/10/2041           340,000.00       331,851.23
           GMACC 05-C1 A2 CSTR 5/43                       361849M66      4.471%     05/10/2043           195,000.00       191,458.71
           GMACC 05-C1 X2 CSTR 5/43                       361849M90      0.746%     05/10/2043         2,101,597.69        53,841.92
           GMACC 06-C1 A1 4.975% 11/45                    361849Q47      4.975%     11/10/2045           196,595.15       196,158.93
           GMACC 06-C1 XP CSTR 11/45                      361849R20      0.156%     11/10/2045         3,039,204.50        27,112.59
           GMACC 2002-C1 A1 5.785 11/39                   361849TP7      5.785%     11/15/2039           351,154.84       355,169.01
           GMACC 2003-C2 A1 4.576% 5/40                   361849YT3      4.576%     05/10/2040           620,491.91       612,607.84
           GNII ARM  3.750% 1/34 #080817                  36225C4B9      4.750%     01/20/2034           121,998.22       121,586.65
           GSMS 03-C1 A2A 3.59% 1/40                      36228CPS6      3.590%     01/10/2040           275,000.00       270,791.53
           GSMS 04-C1 A1 3.659% 10/28                     36228CSF1      3.659%     10/10/2028           398,009.67       388,767.83
           GSMS 05-GG4 XP CSTR 7/39                       36228CWC3      0.707%     07/10/2039         5,418,938.38       161,774.86
           GSALT 05-1 A3 4.45 5/10                        36292RAU5      4.450%     05/17/2010           260,000.00       258,494.57
           GSALT 05-1 B 4.62 11/13                        36292RAW1      4.620%     11/15/2013            21,587.24        21,487.89
           GECMC 04-C3 A2 4.433 7/39                      36828QHU3      4.433%     07/10/2039           290,000.00       285,653.85
           GCOSL 06-1A NOTE 5.72 3/22                     36829EAA0      5.720%     03/01/2022           177,980.00       177,278.00
           GE CAP CP MTN 7.5% 6/15/09                     36962FUT1      7.500%     06/15/2009           300,000.00       315,754.90
           GE CAP CORP MTN 5.25% 10/27/09                 36962GZ31      5.250%     10/27/2009         1,517,000.00     1,535,779.45

BOWATER INCORPORATED SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

                                                                                 DESCRIPTION OF INVESTMENT
                                                        ----------------------------------------------------------------------------
IDENTITY OF ISSUER                                                                                      Par Value
                                                          Security       Interest      Maturity          or Number         Fair
                                                           Number          Rate          Date            of Units          Value
----------------------------------------------------------------------------------------------------------------------------------
           TOWER 06-1 B 5.588% 2/36                       37945SAD0      5.588%     02/15/2036            95,000.00        95,975.08
           TOWER 06-1 C 5.707% 2/36                       37945SAE8      5.707%     02/15/2036           115,000.00       116,019.46
           GNR 02-35 C CSTR 10/23                         38373MBY5      5.874%     10/16/2023            36,687.65        37,420.06
           GNR 05-58 NJ 4.5 8/35                          38374LP54      4.500%     08/20/2035           419,000.00       411,766.64
           GPMH 01-1 IA 1ML+34 4/32                       395383BC5      5.660%     04/20/2032            81,591.07        81,740.73
           GREENPOINT FINL 3.2% 6/06/08                   395384AE0      3.200%     06/06/2008           470,000.00       454,938.01
           GCCFC 03-C1 A2 3.285% 7/35                     396789DT3      3.285%     07/05/2035           325,000.00       311,739.78
           GCCFC 04-GG1 A4 4.755 6/36                     396789FQ7      4.755%     06/10/2036           300,000.00       297,159.72
           GCCFC 05-GG5 CSTR 4/37                         396789MP1      0.122%     04/10/2037        27,631,226.50       168,301.34
           HBOS PLC MTN 3.75 9/30/08 144A                 4041A0AG3      3.750%     09/30/2008            80,000.00        78,663.05
           HSBC FIN CORP MTN4.125 3/11/08                 40429JAA5      4.125%     03/11/2008           630,000.00       629,553.44
           HAT 2006-3 A3 5.38% 9/11                       40431CAC2      5.280%     09/19/2011           330,000.00       331,643.41
           HARTFORD FINL 5.55% 8/16/08                    416515AH7      5.550%     08/16/2008           100,000.00       101,088.55
           HEINZ CO 6.428 12/01/08 144A                   423074AH6      6.428%     12/01/2008           195,000.00       199,523.35
           HAT 04-1 A4 3.93 7/11                          44179CBQ8      3.930%     07/18/2011           165,000.00       162,507.08
           HOUSEHOLD FIN C 4.125 12/15/08                 441812KF0      4.125%     12/15/2008           430,000.00       422,249.39
           HOUSEHOLD FIN CO 4.75% 5/15/09                 441812KG8      4.750%     05/15/2009           305,000.00       303,551.69
           HOUSEHOLD MTN 4.125% 11/16/09                  441812KH6      4.125%     11/16/2009            84,000.00        82,099.19
           HAT 05-2 A4 4.55 7/12                          44328FAH2      4.550%     07/17/2012           300,000.00       295,943.65
           HUTCHISON WH 5.45 11/24/10 144                 44841SAA7      5.450%     11/24/2010           600,000.00       605,111.63
           HART 05-A C 4.22 2/12                          449182BM5      4.220%     02/15/2012            25,000.00        24,690.47
           HART 06-1 A-3 5.13 6/10                        449182BR4      5.130%     06/15/0210           385,000.00       385,335.18
           HART 06-1 B 5.29 11/12                         449182BT0      5.290%     11/15/2012            20,000.00        20,060.60
           HART 06-1 C 5.34 11/12                         449182BU7      5.340%     11/15/2012            25,000.00        25,081.03
           ILFC ECAP TR 5.9/VR 12/65 144A                 44965TAA5      5.900%     12/21/2065           660,000.00       667,916.63
           IMM 05-1 M4 1ML+75 4/35                        45254NMU8      6.070%     04/25/2035            12,353.01        12,422.33
           IMM 05-1 M5 1ML+77 4/35                        45254NMV6      6.090%     04/25/2035            12,353.01        12,422.37
           IMM 05-1 M6 1ML+82 4/35                        45254NMW4      6.140%     04/25/2035            22,235.30        22,342.08
           INTL LEASE FIN 4.625% 6/02/08                  45974VZW1      4.625%     06/02/2008            80,000.00        79,362.54
           JPMMT 05-A8 2A3 CSTR 11/35                     466247YP2      4.951%     11/25/2035            50,000.00        50,108.44
           JPMCC 2001-C1 A2 5.464 10/35                   46625MFB0      5.464%     10/12/2035           205,793.27       206,396.56
           JPMCC 04-CB9 A2 CSTR 6/41                      46625M6U8      5.108%     06/12/2041           535,000.00       534,357.88
           JPMCC 05-LDP2 A2 4.575% 7/42                   46625YNA7      4.575%     07/15/2042           195,000.00       191,668.45
           JPMCC 05-LDP4 A1 CSTR 10/42                    46625YTX1      4.613%     10/15/2042           192,558.57       191,082.72
           JPMCC 05-LDP4 X2 CSTR 10/42                    46625YUF8      0.209%     10/15/2042        14,762,971.59       127,250.42
           JPMCC 05-LDP5 A1 5.035 12/44                   46625YXL2      5.035%     12/15/2044           279,192.23       278,599.20
           JPMCC 2006-LDP9 A1 CSTR 5/47                   46629PAA6      5.170%     05/15/2047           180,000.00       180,296.70
           JPMCC 2006-CB17 A3 5.45% 12/43                 46630EAB6      5.450%     12/12/2043           195,000.00       197,073.18
           JPMART 2006-A A-3 5.18% 12/10                  481238AC7      5.180%     12/15/2010           285,000.00       285,543.40

BOWATER INCORPORATED SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

                                                                                 DESCRIPTION OF INVESTMENT
                                                        ---------------------------------------------------------------------------
IDENTITY OF ISSUER                                                                                        Par Value
                                                          Security      Interest       Maturity            or Number        Fair
                                                           Number        Rate            Date               of Units        Value
------------------------------------------------------------------------------------------------------------------------------------
           JPMRT 2006-A A4 5.14% 12/14                    481238AD5      5.140%     12/15/2014           230,000.00       230,497.57
           JPMART 2006-A B 5.36% 12/14                    481238AE3      5.360%     12/15/2014            65,000.00        65,194.13
           KOREA DEV BANK 3.875% 3/02/09                  500630BH0      3.875%     03/02/2009           275,000.00       270,482.86
           KRAFT FOODS 4% 10/1/08                         50075NAK0      4.000%     10/01/2008           210,000.00       207,486.51
           LBCMT 98-C4 A1B 6.21 10/35                     501773CA1      6.210%     10/15/2035           364,430.55       370,352.55
           LBCMT 99-C1 A2 6.78 6/31                       501773CS2      6.780%     06/15/2031           348,811.34       359,534.56
           LBUBS 00-C3 A2 7.95 1/10                       52108HAT1      7.950%     01/15/2010           285,000.00       305,953.76
           LBUBS 00-C5 A2 6.51 12/26                      52108HCB8      6.510%     12/15/2026           140,000.00       146,608.48
           LBUBS 04-C4 A2 CSTR 6/29                       52108HE26      4.567%     06/15/2029           240,000.00       237,352.13
           LBUBS 04-C6 A2 4.187% 8/29                     52108HJ54      4.187%     08/15/2029           200,000.00       195,206.42
           LBUBS 03-C3 A2 3.086 5/27                      52108HRA4      3.086%     05/15/2027           240,000.00       233,445.61
           LBUBS 03-C5 A2 3.478 7/27                      52108HSY1      3.478%     07/15/2027           405,000.00       394,729.05
           LBUBS 03-C7 A3 CSTR 9/27                       52108HUL6      4.559%     09/15/2027           290,000.00       283,875.34
           LBUBS 05-C5 XCP CSTR 9/40                      52108H7F5      0.544%     09/15/2040         9,753,834.02       168,745.33
           LBUBS 05-C7 XCP CSTR 11/40                     52108MAQ6      0.376%     11/15/2040        10,355,868.29       103,901.57
           LBUBS 06-C1A A1 5.018 2/31                     52108MDD2      5.018%     02/15/2031           138,195.52       137,860.66
           LBUBS 206-C1A XCP CSTR 2/41                    52108MDR1      0.519%     02/15/2041         8,175,000.00       142,088.87
           LEGG MASON INC 6.75% 7/02/08                   524901AH8      6.750%     07/02/2008           120,000.00       126,409.62
           LEHMAN BROS MTN 4.25% 1/27/10                  52517PYN5      4.250%     01/27/2010           240,000.00       237,985.09
           LBART 2006-B A3 5.17 8/11                      54238NAC4      5.170%     08/15/2011           140,000.00       140,316.40
           LBART 2006-B A4 5.18% 9/13                     54238NAD2      5.180%     09/15/2013           200,000.00       200,543.78
           LBART NT CL A-3 5.418% 12/10                   542388AC7      5.418%     12/15/2010           220,000.00       220,898.17
           LOUIS DREYFUS 6.875% 12/01/07                  546011AD9      6.875%     12/01/2007           110,000.00       111,937.01
           MBNA CAPITAL 8.278% 12/01/26                   55263BAA9      8.278%     12/01/2026           155,000.00       162,643.10
           MBNAS 05-B4 B4 4.9% 3/11                       55264TDK4      4.900%     03/15/2011           370,000.00       368,796.83
           MSSTR 04-1 1A1 CSTR 8/17                       55265WAV5      6.238%     08/25/2017           134,522.44       137,356.63
           MLCFC 2006-4 XP CSTR 12/49                     55312VAQ1      0.674%     12/12/2049        13,080,000.00       475,012.84
           MANUFTRS & TRD 3.85/VAR 4/1/13                 564759NH7      3.850%     04/01/2013           680,000.00       674,876.20
           AMERITECH CAP 6.25% 5/18/09 EC                 5685231        6.250%     05/18/2009           225,000.00       236,240.84
           MVCOT 06-2A A 5.417% 10/28                     57164UAA3      5.362%     10/20/2028           149,836.78       149,766.26
           MVCOT 06-2A B 5.467% 10/28                     57164UAB1      5.442%     10/20/2028            23,412.00        23,401.81
           MVCOT 06-2A C 5.766% 10/28                     57164UAC9      5.691%     10/20/2028             9,364.80         9,361.52
           MARSHALL & ISLY 4.375% 8/01/09                 571834AE0      4.375%     08/01/2009           235,000.00       234,125.37
           MALT 04-3 3A1 6 4/34                           576434NW0      6.000%     04/25/2034            40,712.81        40,776.44
           MMLT 04-1 M1 1ML+50 7/34                       59001FAQ4      5.820%     07/25/2034            71,020.19        71,170.64
           MERRILL LYN MTN 4.125% 1/15/09                 59018YSK8      4.125%     01/15/2009           235,000.00       234,739.35
           MERRILL LYN MTN 4.831 10/27/08                 59018YWG2      4.831%     10/27/2008           420,000.00       420,922.93
           MLMT 04-MKB1 A2 4.353% 2/42                    59022HCT7      4.353%     02/12/2042         1,275,000.00     1,251,902.48
           MLMT 05-MKB2 XP CSTR 9/42                      59022HHB1      0.272%     09/12/2042         1,047,398.32        12,435.41


BOWATER INCORPORATED SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31,2006

                                                                                  DESCRIPTION OF INVESTMENT
                                                         ---------------------------------------------------------------------------
IDENTITY OF ISSUER                                                                                        Par Value
                                                          Security      Interest       Maturity            or Number        Fair
                                                          Number          Rate           Date             of Units          Value
------------------------------------------------------------------------------------------------------------------------------------
           MLMT 05-MCP1 A2 4.556 6/43                     59022HHF2      4.556%     06/12/2043           305,000.00       299,639.67
           MLMT 05-MCP1 XP CSTR 6/43                      59022HHR6      0.573%     06/12/2043         1,982,486.77        53,877.91
           MLMT 05-CIP1 A2 4.96 6/10                      59022HJH6      4.960%     07/12/2038           400,000.00       398,149.85
           MLMT 05-LC1 A1 5.017 1/44                      59022HMV1      5.017%     01/12/2044           132,014.16       131,792.41
           MET LIFE GBL 4.25 7/30/09 144A                 59217EAL8      4.250%     07/30/2009           500,000.00       496,939.69
           MLCFC 06-3 XP CSTR 7/46                        60687VBB0      0.681%     07/12/2046         3,995,000.00       153,322.81
           MORGAN JP MTN A 6% 1/15/09                     61688AAX6      6.000%     01/15/2009           110,000.00       114,607.53
           MORGAN JP & CO 6.25% 1/15/09                   616880AV2      6.250%     01/15/2009           225,000.00       235,667.13
           JPMC 99-C8 A2 7.4% 7/31                        617059GE4      7.400%     07/15/2031           268,393.84       279,600.27
           MSC 98-WF2 A2 6.54 7/30                        61745MGX5      6.540%     07/15/2030           106,091.65       107,796.47
           MSC 98-XL2 A2 6.17 10/34                       61745MJF1      6.170%     10/03/2034           155,000.00       157,949.72
           MSC 98-HF2 A2 6.48 11/30                       61745MJR5      6.480%     11/15/2030           532,950.31       542,046.60
           MSC 99-WF1 A2 6.21 11/31                       61745MKG7      6.210%     11/15/2031           289,628.93       294,064.48
           MSC 03-IQ5 A2 4.09 4/38                        61745MTB9      4.090%     04/15/2038            80,275.63        79,459.10
           MSC 04-HQ3 A2 4.05 1/41                        61745MWZ2      4.050%     01/13/2041           170,000.00       165,582.13
           MSC 05-TOP17 X2 CSTR 12/41                     61745MW58      0.601%     12/13/2041         1,571,139.01        42,400.03
           MSC 05-HQ5 X2 CSTR 1/42                        61745M3G6      0.326%     01/14/2042         2,389,872.67        29,198.92
           MSC 06-T21 A1 4.925 10/52                      617451CM9      4.925%     10/12/2052           206,250.86       205,387.41
           MORGAN STLY MTN 5.625% 1/09/12                 61746BCW4      5.625%     01/09/2012           800,000.00       830,934.00
           MSAC 03-NC7 M1 1ML+70 6/33                     61746RCR0      6.020%     06/25/2033            68,174.05        68,332.15
           MSDWC 00-PRIN A2 7.18 2/34                     61746WCX6      7.180%     02/23/2034           121,477.94       123,341.16
           MSDWC 01-PPM A2 6.4 2/31                       61746WES5      6.400%     02/15/2031           472,216.32       484,280.24
           MSC 2006-HQ9 A1 5.49% 7/44                     61750CAA5      5.490%     07/20/2044           314,557.22       318,159.47
           MSC 2006-HQ10 X2 CSTR 11/41                    61750HAM8      0.503%     11/01/2041         5,810,000.00       146,270.82
           MCFI 98-MC2 A2 6.423 6/30                      61910DEQ1      6.423%     06/18/2030           395,807.81       400,946.03
           NCSLT 05-1 AIO 6.75% 12/09                     63543PBP0      6.750%     12/25/2009           150,000.00        28,008.75
           NCSLT 05-2 AIO 7.73 3/12                       63543PBV7      7.730%     03/25/2012           165,000.00        37,651.08
           NCSLT 06-1 A-IO 5.5 4/11                       63543PCE4      5.500%     04/25/2011           190,000.00        38,103.49
           NCSLT 05-3W AIO1 4.8 7/12                      63543TAM0      4.800%     07/25/2012           535,000.00        83,427.90
           NCSLT 2006-3 AIO 7.1% 1/12                     63543VAF0      7.100%     01/25/2012           520,000.00       155,915.07
           NCSLT 06-4 AIO 6.35% 02/12                     63543WAE1      6.350%     02/27/2012           375,000.00       105,890.01
           NAT-RURAL GLBL 5.75% 8/28/09                   637432CV5      5.750%     08/28/2009           145,000.00       149,640.85
           NLFC 99-1 A2 6.316 1/31                        63859CBS1      6.316%     01/20/2031           312,989.05       318,448.41
           NLFC 99-1 C 6.571 1/31                         63859CBV4      6.571%     01/20/2031           140,000.00       143,559.23
           NAVOT 05-A A4 4.43 1/14                        63937UAD1      4.430%     01/15/2014           150,000.00       147,592.73
           NEXTEL COMM 5.95% SER F 3/14                   65332VBJ1      5.950%     03/15/2014           160,000.00       158,803.11
           NEF 05-1 A5 4.74 10/45                         66704JBJ6      4.740%     10/30/2045           220,000.00       219,711.12
           NHEL 04-1 M1 1ML+45 6/34                       66987XEA9      5.770%     06/25/2034            50,000.00        50,330.50
           NHEL 04-1 M4 1ML+97.5 6/34                     66987XED3      6.295%     06/25/2034            80,000.00        80,517.29

BOWATER INCORPORATED SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

                                                                                DESCRIPTION OF INVESTMENT
                                                         ---------------------------------------------------------------------------
IDENTITY OF ISSUER                                                                                      Par Value
                                                          Security     Interest         Maturity          or Number         Fair
                                                            Number       Rate             Date            of Units          Value
------------------------------------------------------------------------------------------------------------------------------------
           ONYX 05-B A4 4.34% 5/12                        68338SEX2      4.340%     05/15/2012           125,000.00       123,197.24
           ORIX CORP 5.48% 11/22/11                       686330AC5      5.480%     11/22/2011           295,000.00       296,182.56
           PECO ENERGY 3.5% 5/01/08                       693304AF4      3.500%     05/01/2008           405,000.00       397,777.37
           PNC FUNDING CORP 4.2 3/10/08                   693476AU7      4.200%     03/10/2008           125,000.00       124,278.13
           PPSI 04-WWF1 M4 1ML+110 1/35                   70069FDM6      6.420%     01/25/2035           255,000.00       258,536.43
           PETRO EXP 4.623% 6/15/10 144A                  716589AA4      4.623%     06/15/2010           155,555.57       153,383.18
           PETRO EXP 4.633% 6/15/10 144A                  716589AB2      4.633%     06/15/2010            93,333.34        92,031.25
           PCAT 2006-A B 5.51% 9/09                       72345WAD4      5.510%     09/25/2009            90,000.00        90,059.59
           PCAT 2006-A C 5.77% 5/10                       72345WAE2      5.770%     05/25/2010            80,000.00        80,060.43
           PMNT 05-2 B2 5.1 11/12                         74490BAH0      5.100%     11/15/2012           275,000.00       275,213.58
           PMNT 06-B1A B1 5.35 3/13                       74490BAL1      5.350%     03/15/2013           305,000.00       305,939.67
           RAMP 03-SL1 A31 7.125% 4/31                    760985E64      7.125%     04/25/2031           104,003.37       105,537.29
           RAMP 03-RZ2 A1 3.6% 4/33                       760985SH5      3.600%     04/25/2033            58,572.32        57,533.89
           RAMP 04-SL2 A1I 6.5 10/16                      7609856A4      6.500%     10/25/2016            22,199.28        22,609.22
           GMACM 05-AR5 1A1 CSTR 9/35                     76112BXX3      4.814%     09/19/2035            93,468.14        93,912.89
           SBC COMM GLBL 6.25 3/15/11                     78387GAD5      6.250%     03/15/2011            95,000.00        99,827.21
           SBC COMM GLBL 4.125 9/15/09                    78387GAN3      4.125%     09/15/2009           585,000.00       575,288.90
           SLM CORP 4% 1/15/09                            78442FBK3      4.000%     01/15/2009           510,000.00       508,081.61
           SLM CORP 4.5% 7/26/10                          78442FDP0      4.500%     07/26/2010           175,000.00       173,728.81
           SLMA 05-7 A3 4.41 7/25                         78442GQH2      4.410%     07/25/2025           325,000.00       322,856.63
           SLMA 04-A B 3ML+58 6/33                        78443CBJ2      5.935%     06/15/2033           100,000.00       101,674.50
           SVOVM 05-A A 5.25 2/21                         78487TAA2      5.250%     02/20/2021           117,585.52       117,534.96
           SAFECO CORP 4.2% 2/01/08                       786429AP5      4.200%     02/01/2008           185,000.00       185,711.51
           SBM7 00-C3 A2 6.592 12/33                      79548CAB2      6.592%     12/18/2033           310,000.00       323,776.50
           SBM7 02-KEY2 A2 4.467% 3/36                    79548CCP9      4.467%     03/18/2036           444,430.72       435,509.57
           SBM7 00-C1 A2 7.52 12/09                       79548K3J5      7.520%     12/18/2009           345,000.00       365,069.02
           SANTANDER 5.805/VAR 6/20/16                    80281TAB4      5.805%     06/20/2016           200,000.00       202,071.95
           SANTANDER 4.75% 10/21/08 144A                  802815AC4      4.750%     10/21/2008           600,000.00       599,776.87
           SEMPRA ENERGY 7.95% 3/01/10                    816851AB5      7.950%     03/01/2010           185,000.00       203,379.75
           SEMPRA ENERGY 4.621% 5/17/07                   816851AE9      4.621%     05/17/2007           510,000.00       510,934.77
           SEMPRA ENERGY 4.75 5/15/09                     816851AG4      4.750%     05/15/2009            70,000.00        69,559.73
           SIMON PROPERTY 4.875% 8/15/10                  828807BE6      4.875%     08/15/2010           105,000.00       105,477.51
           SIMON PROPERTY 5.6% 9/1/11                     828807BU0      5.600%     09/01/2011           230,000.00       236,218.23
           SPRINT CAP GLBL 7.625% 1/30/11                 852060AJ1      7.625%     01/30/2011           460,000.00       507,234.47
           ARC 02-BC1 M2 1ML+110 1/32                     86358RYK7      6.420%     01/25/2032            14,183.66        14,246.85
           SASC 04-GEL1 A 1ML+36 2/34                     86359BMQ1      5.680%     02/25/2034            11,914.57        11,997.91
           SWIFT 05-A12 B 1ML+48 6/10                     86837YAB9      5.800%     06/15/2010           305,000.00       306,263.42
           TARGET CORP 3.375% 3/01/08                     87612EAL0      3.375%     03/01/2008           450,000.00       445,551.30
           TELECOM ITALIA 4% 11/15/08                     87927VAD0      4.000%     11/15/2008           280,000.00       275,043.56

BOWATER INCORPORATED SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

                                                                                 DESCRIPTION OF INVESTMENT
                                                          ------------------ -------------------------------------------------------
IDENTITY OF ISSUER                                                                                        Par Value
                                                           Security     Interest        Maturity          or Number         Fair
                                                            Number        Rate            Date             of Units        Value
------------------------------------------------------------------------------------------------------------------------------------
           TELECOM ITALIA 4% 1/15/10                       87927VAK4     4.000%     01/15/2010            255,000.00      248,200.79
           TELECOM ITALIA 4.875% 10/01/10                  87927VAN8     4.875%     10/01/2010            125,000.00      123,272.07
           TELEFONOS MEX 4.5 11/19/08                      879403AL7     4.500%     11/19/2008            100,000.00       98,721.30
           TELEFONOS MEXICO 4.75% 1/27/10                  879403AP8     4.750%     01/27/2010            300,000.00      299,378.83
           TEXAS EAST 5.25% 7/15/07                        882389CB3     5.250%     07/15/2007             50,000.00       51,074.12
           TEXTRON FINL MTN 4.125% 3/3/08                  88319QG98     4.125%     03/03/2008            120,000.00      119,773.06
           TIME WARNER COS INC 8.18% 8/07                  887315AX7     8.180%     08/15/2007            210,000.00      219,940.82
           TRAVELERS PPTY 3.75% 3/15/08                    89420GAG4     3.750%     03/15/2008             95,000.00       93,846.10
           TAROT 2006-C A4 5.31% 5/13                      89578PAD1     5.310%     05/13/2013            154,700.00      155,672.60
           TAROT 06-A A3 4.77% 1/11                        895787AW9     4.770%     01/12/2011            165,000.00      164,442.76
           TAROT 06-A A4 4.88% 4/13                        895787AX7     4.880%     04/12/2013            195,000.00      193,985.83
           UNCREDIT LUX 5.584/VAR 1/13/17                  90466GAB8     5.584%     01/13/2017            300,000.00      304,737.73
           USTN TII 3.875% 1/15/09                         9128274Y5     3.875%     01/15/2009          1,600,000.00    2,059,442.95
           USTN 4.375% 12/15/10                            912828EQ9     4.375%     12/15/2010         36,285,000.00   35,941,027.97
           USTN 4.75% 3/31/11                              912828FA3     4.750%     03/31/2011          2,700,000.00    2,737,484.20
           USTN 4.875% 5/15/09                             912828FE5     4.875%     05/15/2009            756,000.00      762,439.17
           USTN 5% 7/31/08                                 912828FM7     5.000%     07/31/2008          3,410,000.00    3,486,946.35
           VERIZON GLBL 7.25% 12/1/10                      92344GAL0     7.250%     12/01/2010            440,000.00      471,678.97
           VERIZON NEW YOR 6.875% 4/01/12                  92344XAA7     6.875%     04/01/2012            505,000.00      532,221.78
           VODAFONE GRP PLC 5.5% 6/15/11                   92857WAM2     5.500%     06/15/2011             95,000.00       95,473.43
           WESTO 04-4 A4 3.44% 5/12                        92927TAD5     3.440%     05/17/2012            345,000.00      337,596.53
           WBCMT 05-C22 A1 4.98 12/44                      92976BBJ0     4.980%     12/15/2044            179,047.66      178,511.68
           WBCMT 06-C24 XP CSTR 3/45                       92976BGC0     0.077%     03/15/2045          7,051,258.03       48,930.26
           WBCMT 05-C16 APB 4.692% 10/41                   929766B69     4.692%     10/15/2041            150,000.00      146,499.93
           WBCMT 03-C6 A2 4.498 8/35                       929766JC8     4.498%     08/15/2035            275,000.00      270,807.25
           WBCMT 03-C7 A1 4.241 10/35                      929766KH5     4.241%     10/15/2035            303,774.08      296,525.35
           WBCMT 03-C8 A3 4.445% 11/35                     929766LX9     4.445%     11/15/2035            680,000.00      664,839.10
           WBCMT 05-C18 XP CSTR 4/42                       929766V75     0.342%     04/15/2042          2,940,078.06       45,872.29
           WBCMT 2004-C15 A2 4.039 10/41                   929766WJ8     4.039%     10/15/2041            370,000.00      359,289.18
           WBCMT 05-C16 A2 4.38% 10/41                     929766YV9     4.380%     10/15/2041            465,000.00      455,666.43
           WALOT 06-1 A-3 5.1 7/11                         92977AAE3     5.100%     07/20/2011            190,000.00      190,038.46
           WALOT 06-1B 5.15% 7/12                          92977AAG8     5.150%     07/20/2012            120,000.00      120,065.15
           WACHOVIA CAP 7.965 6/1/27 144A                  92977EAA3     7.965%     06/01/2027             90,000.00       94,792.28
           WALOT 06-2 B 5.29% 6/12                         92977UAJ8     5.290%     06/20/2012             90,000.00       90,439.88
           WALOT 06-2 C 5.34% 10/12                        92977UAL3     5.340%     10/22/2012            100,000.00      100,594.01
           WMLT 05-B 2A4 CSTR 10/35                        92977YBW0     5.171%     10/20/2035             40,000.00       40,058.13
           WACHOVIA CORP 6.15% 3/15/09                     929771AM5     6.150%     03/15/2009            575,000.00      596,297.04
           WACHOVIA CORP 3.5% 8/15/08                      929903AC6     3.500%     08/15/2008            260,000.00      256,222.00
           WASHINGTON MUTUAL 4.5% 8/25/08                  93933VAV0     4.500%     08/25/2008            310,000.00      310,765.70

BOWATER INCORPORATED SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31,
2006

                                                                             DESCRIPTION OF INVESTMENT
                                                        ----------------------------------------------------------------------------
IDENTITY OF ISSUER                                                                                       Par Value
                                                         Security      Interest        Maturity          or Number           Fair
                                                           Number         Rate            Date            of Units           Value
------------------------------------------------------------------------------------------------------------------------------------
           WAMMS 03-MS9 2A1 7.5% 12/33                    939336N66      7.500%     12/25/2033            26,079.24        26,974.15
           WAMMS 04-RA2 2A 7% 7/33                        939336R54      7.000%     07/25/2033            39,089.87        39,855.38
           WELLS FARGO & CO 4% 9/10/12                    949746CN9      4.000%     09/10/2012           150,000.00       150,073.25
           WELLS FARGO 3.125 4/1/09                       949746FQ9      3.125%     04/01/2009           180,000.00       173,551.05
           WELLS FARGO MED 4% 8/15/08                     949746JB8      4.000%     08/15/2008           255,000.00       253,646.49
           WFMBS 05-AR4 2A2 CSTR 4/35                     94981NAH8      4.524%     04/25/2035           694,832.62       685,878.79
           WFMBS 05-AR2 2A2 4.57% 3/35                    94981UAF6      4.570%     03/25/2035           350,269.26       346,512.32
           WFMBS 5-AR9 2A1 CSTR 5/35                      94982HAC1      4.362%     05/25/2035           368,726.99       363,163.21
           WFMBS 05-AR10 2A2 CSTR 6/35                    94983CAE7      4.110%     06/25/2035           139,004.34       136,753.67
           WFMBS 05-AR12 2A6 CSTR 7/35                    94983EAJ2      4.319%     07/25/2035            79,105.39        78,445.72
           WFMBS 06-AR8 2A6 CSTR 4/36                     94983VAL9      5.240%     04/25/2036           415,000.00       414,210.95
           WESTERN UN 5.4% 11/17/11 144A                  959802AC3      5.400%     11/17/2011           410,000.00       406,997.16
           WESTO 05-3 A4 4.39 5/13                        962215AE9      4.390%     05/17/2013           220,000.00       217,803.20
           WESTO 05-3 B 4.50 5/13                         962215AG4      4.500%     05/17/2013            85,000.00        84,091.61
           WESTO 05-3 C 4.54 5/13                         962215AH2      4.540%     05/17/2013           110,000.00       108,865.70
           WOART 04-A A4 3.96% 7/11                       98152DBJ9      3.960%     07/12/2011           315,000.00       310,673.76
           WOART 06-A A3 5.01 10/10                       98152DBY6      5.010%     10/15/2010         1,230,000.00     1,229,509.68
                                                                                                                    ----------------

                TOTAL OF CDC Financial Products, Monumental Life Insurance Co,
                                    Morgan Guaranty, and UBS AG contracts                                                158,943,746
                                                                                                                     ---------------

           FID INST CASH PORT: MM FUND CLASS I SHS F/N/A  316175207      5.244%                       5,581,709.05  $   5,605,142.08
*          Interest-Bearing Cash                                                                                          448,130.00
*          Interest-Bearing Cash                                                                                           79,136.26
                                                                                                                    ----------------

*               TOTAL OF INTEREST-BEARING CASH                                                                             6,132,408
                                                                                                                    ----------------

       STOCK
  *        BOWATER COMMON STOCK                                                                      1,037,647.00         23,347,063
                                                                                                                    ----------------

       MUTUAL FUNDS
  *        FIDELITY MAGELLAN                                                                           348,956.00     $31,238,506.00
  *        FIDELITY EQUITY INCOME                                                                      552,861.00      32,370,034.00
  *        FIDELITY OTC PORTFOLIO                                                                      533,141.00      22,050,730.00
  *        FIDELITY INTERNATIONAL DISCOVERY                                                            481,959.00      18,275,872.00
           SPARTAN US EQUITY INDEX                                                                     254,188.00      12,755,177.00
           LORD ABBETT SMCPVAL Y                                                                       454,976.00      14,140,647.00
  *        FIDELITY ASSET MANAGER                                                                      440,023.00       7,088,764.00
  *        FIDELITY ASSET MANAGER GROWTH                                                               299,387.00       4,865,037.00


BOWATER INCORPORATED SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

                                                                                 DESCRIPTION OF INVESTMENT
                                                                     ---------------------------------------------------------------
IDENTITY OF ISSUER                                                                                     Par Value
                                                           Security     Interest       Maturity         or Number           Fair
                                                           Number         Rate            Date          of Units            Value
------------------------------------------------------------------------------------------------------------------------------------
  *        FIDELITY SHORT TERM BOND                                                                     305,505.00      2,709,826.00
  *        FIDELITY ASSET MANAGER INCOME                                                                171,390.00      2,168,077.00
           RS SMALLER COMPANY GROWTH                                                                     71,036.00      1,498,865.00
  *        FIDELITY FREEDOM 2020                                                                        239,490.00      3,719,278.00
  *        FIDELITY FREEDOM 2015                                                                        310,018.00      3,855,418.00
           LM VALUE TRUST FI CL                                                                          11,623.00        922,423.00
  *        FIDELITY FREEDOM 2010                                                                        135,820.00      1,985,694.00
           GS GROWTH OPPS INST                                                                           40,513.00        909,509.00
  *        FIDELITY FREEDOM 2025                                                                         76,174.00        972,742.00
  *        FIDELITY FREEDOM 2035                                                                         38,978.00        514,124.00
  *        FIDELITY FREEDOM 2030                                                                         52,270.00        837,889.00
  *        FIDELITY FREEDOM 2005                                                                         48,817.00        566,760.00
  *        FIDELITY FREEDOM 2040                                                                         49,698.00        471,140.00
  *        FIDELITY FREEDOM INCOME                                                                        4,339.00         50,079.00
  *        FIDELITY FREEDOM 2045                                                                            203.00          2,184.00
  *        FIDELITY FREEDOM 2050                                                                            284.00          3,058.00
                                                                                                                   -----------------
                TOTAL OF MUTUAL FUNDS                                                                                    163,971,833
                                                                                                                   -----------------


  *    PARTICIPANT LOANS (5.25% to 10.50%)                                                                                 7,792,673
                                                                                                                   -----------------



------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS IN SAVINGS PLAN AT FAIR VALUE                                                                         $     360,187,723
------------------------------------------------------------------------------------------------------------------------------------


*Denotes a party-in-interest
See accompanying report of independent registered public accounting firm.

INDEX TO EXHIBITS








Exhibit No.       Description


23       Consent of Independent Registered Public Accounting Firm

                                                                      Exhibit 23





            Consent of Independent Registered Public Accounting Firm



The Board of Directors
Bowater Incorporated:

We consent to the incorporation by reference in the Registration Statement (No. 333-129865) on Form S-8 of Bowater Incorporated of our report dated June 29, 2007, with respect to the statements of net assets available for benefits of the Bowater Incorporated Savings Plan as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for the years then ended, as well as the related financial statement schedule, which report appears in the December 31, 2006 annual report on Form 11-K of the Bowater Incorporated Savings Plan.

Our report with respect to the financial statements refers to the Plans's adoption of Financial Accounting Standards Board Staff Position AAG INV-1 and SOP No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans, as of December 31, 2006 and 2005.


/s/ KPMG LLP
Greenville, South Carolina
June 29, 2007